MIH LIMITED

                               [GRAPHIC OMITTED]

        1999 Annual Report including a Notice of Annual General Meeting.

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CONTENTS
--------------------------------------------------------------------------------

                               CHAIRMAN'S REVIEW   o    2
                                                  ---
                            REVIEW OF OPERATIONS   o    6
                                                  ---
                   INDEX TO FINANCIAL STATEMENTS   o   18
                                                  ---
                  DIRECTORATE AND ADMINISTRATION   o   58
                                                  ---
                NOTICE OF ANNUAL GENERAL MEETING   o   59
                                                  ---

                               [GRAPHIC OMITTED]

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                                                         MISSION
--------------------------------------------------------------------------------

                     To own and manage electronic platforms
                      that bring entertainment and services
                                  into the home

                               [GRAPHIC OMITTED]

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CHAIRMAN'S REVIEW
--------------------------------------------------------------------------------

      MIH Limited (MIHL) concluded an eventful year, culminating in a successful listing on the Nasdaq National Market (Nasdaq) in New York and the Amsterdam Stock Exchange (AEX) in April 1999. MIHL raised $187.8 million (before expenses) from the listing. The listing gives the group access to international capital markets and enables it to become a world-class provider of media technologies and services over a wide variety of electronic platforms, including the Internet and interactive television.

RESULTS

Net revenues of the MIHL group amounted to $610 million, which represents an increase of 21.8% on the previous year. This results from organic growth in subscriber numbers and the consolidation of the Mindport technology division for the full year. An operating loss of $44 million was reported, compared with $43 million the previous year. MIHL's interest in United Broadcasting Corporation Public Company Limited (UBC) of Thailand was equity accounted for the first time during the current year. Goodwill arising on the acquisition of the interests in UBC and OpenTV Inc. (OpenTV) during the year amounted to $72 million and will be written off over a period of five years.

      Provisions of $31.1 million created at the time of the NetHold/Canal Plus transaction regarding subscriber guarantees, decoder technology and programming warranties, which are now no longer required, were reversed during the year.

      During the year MIHL increased its shareholding in UBC from 17.3% to 27.8% for a consideration of $67 million, and now equity accounts this investment. The company intends to exercise an option to purchase an additional 3.3% of UBC for $9 million in cash, taking its interest to 31.1%.

      In March 1999 MIHL purchased Thomson Consumer Electronics Inc.'s entire interest in OpenTV effectively in exchange for MIHL Class A Ordinary shares issued simultaneously with its listing on Nasdaq and AEX. MIHL sold a portion of this OpenTV interest to Sun Microsystems for approximately $9 million in cash. After giving effect to the sale, the company owns 80.1% of OpenTV.

      On April 4, 1998 the MIHL indirect subsidiary company MultiChoice Africa (Proprietary) Limited (MCA) transferred 28 million of its shares in Electronic Media Network Limited/SuperSport

                               [GRAPHIC OMITTED]


2  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

International Holdings Limited (M-Net/SuperSport) to the Phuthuma Futhi (which means "hurry up again") share scheme to promote black empowerment, for a consideration of $22 million. Under certain conditions, MCA may be required to assume the Phuthuma Futhi Trust's financing obligations at maturity on April 14, 2001, and re-acquire ownership of the M-Net/SuperSport shares. The shares transferred have been pledged as collateral for such obligations. MCA is entitled to receive dividends until 2001 and MIHL accounts for a 19.8% equity investment in M-Net/SuperSport.

      MIHL acquired TV/Com International Inc. (TV/Com) during the current year for a consideration of $14.5 million in order to increase the group's conditional access intellectual property (IP) rights.

      The activities of the group for the year under review are detailed in the Review of Operations, commencing on page 6 of this report.

PROSPECTS AND DEVELOPMENTS

MIHL's businesses are focussed on two areas:

o Mindport, which provides technology solutions to media companies worldwide for interactive television operating systems, subscriber management, conditional access and other pay-media applications, and

o the operation of television platforms in Africa, the Mediterranean region and Asia, through various direct and indirect subsidiary companies, joint ventures and associated companies.

TECHNOLOGY-RELATED SERVICES

Mindport has completed its transition to a fully-fledged technology development company. During the year Mindport acquired TV/Com and recently increased to 80.1% its stake in OpenTV, the developer of the world's leading interactive television operating system.

                               [GRAPHIC OMITTED]


                                               MIH LIMITED ANNUAL REPORT 1999  3

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CHAIRMAN'S REVIEW
--------------------------------------------------------------------------------

(CONTINUED)

      Mindport now owns powerful (IP) rights and intends to unlock further value in this area by developing its portfolio.

      Mindport and OpenTV are poised for increased growth as their clients roll out their services during the next year.

      Internationally television platforms continue to experience significant changes. The partial integration of television platforms with the Internet, through interactive television applications, will allow for the viewing experience to be fundamentally enhanced, resulting in a need for increased functionality and storage capacity of decoders.

TELEVISION PLATFORMS

The aggregate subscriber base serviced by the television platform operations of the MIHL group increased to more than 1.9 million subscribing households.

      The MIHL indirect subsidiary company MCA, with a subscriber base of nearly
1.3 million households in more than 40 countries across the African continent and adjacent islands, continues to experience an increasing trend of analog subscribers migrating to the digital platforms.

      The analog operations in Greece and Cyprus enjoyed strong growth and reached 350 000 subscribing households. Regulatory rigidities in Greece have delayed the launch of a digital business. A license application for a digital platform was lodged at the beginning of 1999 and the Radio and Television Council in Greece has recommended to the Greek minister of press that the digital license be awarded to MultiChoice Hellas. Accordingly, it is anticipated that the launch of the digital NOVA bouquet will follow later this year.

      After a year of restructuring following the creation of UBC through the merger of International Broadcasting Corporation Public Company Limited (IBC) and Cable Network Public Company (UTV), the subscriber base in Thailand grew to approximately 300 000 households.

FUTURE STRATEGY

MIHL intends to concentrate on developing television platform and online Internet service opportunities in Southeast Asia and China. It is evident that the provision of interactive and content services on the Internet closely mirrors the value chain of the group's television platforms and that interactive television services will rely on both Internet and television operating technologies to be successful.

REGULATORY

The year ahead presents considerable regulatory challenges for MIHL. New broadcasting legislation in South Africa, in terms of which MCA must apply for a broadcast license, will come into effect in the latter half of 1999.

      In Greece, MultiChoice Hellas has submitted a digital license application and is awaiting the final decision of the minister of press. The Radio and Television Council has recommended to the minister that the license be issued to MultiChoice Hellas.


4  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                               [GRAPHIC OMITTED]

DIRECTORATE

In terms of the company's articles of association, the term of office of each director expires at the forthcoming annual general meeting. However, all the directors, being eligible, offer themselves for re-election.

PEOPLE

I would like to thank all our people for their commitment, resourcefulness, energy and innovation. To my fellow board members I express my appreciation for their support and contributions over the past year.


/s/ Ton Vosloo

Ton Vosloo
Chairman


                                               MIH LIMITED ANNUAL REPORT 1999  5

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

      The operations of the MIH Limited (MIHL) group comprise:

o interests in television and interactive technology businesses, based in the Netherlands, the USA and South Africa

o investments in television platforms in Africa, the Middle East, the Mediterranean and Thailand through various indirect subsidiaries, associates and affiliated companies, and

o a 19.8% investment in Electronic Media Network Limited /SuperSport International Holdings Limited (M-Net/SuperSport).

MIHL is a multinational provider of television platform services and technology. By leveraging its management and industry expertise, it plans to expand beyond its current services to become a recognised worldwide provider of a full array of pay-media content and services over a variety of electronic platforms, including pay television, the Internet and interactive television.

      From its significant experience in providing television platform services, the group's management has developed a comprehensive understanding of pay-media and other subscriber-based businesses, particularly in the areas of subscriber, content and platform management. Through its strategic application of these core competencies and its proven business model, the MIHL group has grown to become the leading provider of television platform services in each of its markets.

      By continuing to leverage these abilities, the group plans to expand its television platform services into new regions and provide new services and products, such as those relating to the Internet and interactive television services.

      The group's Mindport technology division provides pay-media companies worldwide with proprietary software and hardware solutions for subscriber management, conditional access and other pay-media-related solutions. The Mindport division is also a leading provider of interactive television operating systems through OpenTV Inc. (OpenTV).

      From its origins as the leading provider of pay-television services in South Africa, MIHL has grown, through its subsidiaries and joint ventures, to provide terrestrial analog, digital satellite and other pay-television services to over 1.9 million households in Africa, the Mediterranean and Asia.

                               [LOGO OF MINDPORT]

The technology operations of MIHL have been functioning as an integrated business for the past financial year under the name Mindport. Mindport has restructured itself into three main business areas - conditional access systems, subscriber management systems and interactive decoder operating systems - to offer a comprehensive package of technology products and support services to pay-media operators worldwide.

      Three additional businesses, Mindport STB, Mindport MCT and Mindport Solutions, add to the range of support services and round off an integrated media commerce approach by Mindport.

                               [GRAPHIC OMITTED]


6  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

      Mindport is poised to capitalize on the growing market for interactive platforms - with the convergence of television, the Internet and the synergy that this evolution creates - in order to expand its client base.

                               [GRAPHIC OMITTED]

      OpenTV offers operating systems, development tools, applications and related technical services for interactive television. The OpenTV system carries a small memory footprint, allowing it to be downloaded from a pay-television provider's head-end directly into each viewer's decoder.

      The product is known for its flexibility and configurability and works with a wide range of decoder configurations and conditional access systems. To date OpenTV has been used to generate electronic program guides (EPGs), simple gaming concepts, home shopping and virtual weather channels, as well as a variety of pull-down menus to enhance broadcasting programs.

      OpenTV further entrenched itself as the worldwide leading provider of an operating system for interactive television. It delivered its operating system to BSkyB, which launched its service in the UK in October 1998 and continues to grow its

                               [GRAPHIC OMITTED]


                                               MIH LIMITED ANNUAL REPORT 1999  7

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

(CONTINUED)

base strongly. OpenTV's operating system is already deployed in more than two million decoders and the OpenTV operating system software is licensed to 22 manufacturers of digital receivers worldwide.

      Towards the end of the financial year MIHL, through Mindport, substantially increased its stake in OpenTV by acquiring the Thomson Consumer Electronics Inc. (Thomson) shareholding in exchange for MIHL shares. MIHL now owns 80.1% of OpenTV and Sun Microsystems owns the remaining 19.9%.

                             [LOGO OF IRDETO ACCESS]

      Irdeto Access provides conditional access systems to both digital and analog broadcasting platforms and to both large and small providers. Its products have been installed in over 3.6 million decoders on more than two dozen analog and digital broadcasting platforms. To date Irdeto Access clients have been mostly television platform operators, but applications are currently being developed for data broadcasters and other information providers. It recently launched a new product, M-Crypt, intended for smaller pay-media operators.

      During the past year Mindport also acquired TV/COM International Inc (TV/COM), a US-based pay-technology company, for the dual purpose of securing the intellectual property (IP) rights to the technology employed throughout the MIHL group and to offer a springboard for Mindport to penetrate the US market aggressively.

                             [LOGO OF MINDPORT IBS]

      Mindport Integrated Business Systems (IBS) provides subscriber management products that combine customer care, billing and logistics functionality in one integrated system.

      These products, marketed under the brand name Mindport IBS, have been deployed worldwide for television platform, Internet and cable-television providers. Mindport IBS will undergo further enhancements: a graphical user interface for ease of use, continuing upgrades and new NT-based versions.

      Mindport IBS is used not only by MultiChoice Africa (Proprietary) Limited
(MCA) and other companies in the MIHL stable, but also by several third-party platforms.

      It currently supports clients in 27 countries, managing more than three million accounts.

                             [LOGO OF MINDPORT STB]

      Mindport STB achieved early successes in consolidating technical requirements and in managing to bring the price of digital and analog decoders down substantially.

      Mindport STB met the stringent requirements and tight deadlines of China Broadcasting Film Satellite Company Limited (CBSat), managing to produce test decoders prior to the launch of the Chinese trial direct-to-home (DTH) service in January 1999 and meeting the required roll-outs.


8  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                               [GRAPHIC OMITTED]

                             [LOGO OF MINDPORT MCT]

      Mindport Media Commerce Technologies (MCT) is the content management unit of the business and produces a software system for all aspects of a platform operator's programming and scheduling operations: program acquisition, tape libraries and scheduling, as well as management of facilities, EPG and finances. The product is modularised to allow each feature to be purchased separately.

                          [LOGO OF MINDPORT SOLUTIONS]

      Mindport Solutions provides business consulting and systems integration to pay-television providers. During the past year the unit concluded integration deals with Optus in Australia, Stream in Italy and CBSat in China.


                                               MIH LIMITED ANNUAL REPORT 1999  9

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

(CONTINUED)

AFRICA AND THE MIDDLE EAST

SUB-SAHARAN AFRICA

                              [LOGO OF MULTICHOICE]

MCA provides a range of subscriber management services to television households in more than 40 countries on the African continent and adjacent islands. These activities include call centers, monthly billing, cash collection, over-the-counter customer care services and decoder sales and repairs.

      MCA has direct investments or franchises for pay-television services in Botswana, Ghana, Kenya, Lesotho, Malawi, Mauritius, Namibia, Nigeria, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

      The range of services managed by MCA spans both terrestrial analog and digital satellite television platforms. The DStv (digital satellite television) bouquet now comprises 42 video channels and 51 audio channels. Other digital services are available via a separate subscription.

                               [GRAPHIC OMITTED]


10  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

      During the year MCA's aggregate number of subscribing households approached 1.3 million subscribers across the African continent and adjacent islands. Strong growth was experienced in digital operations. DStv subscriber numbers across Africa have now passed the 350 000 mark. The cost of a digital satellite decoder has continued to fall and, as a result, spurred growth. The digital bouquet was significantly strengthened by the addition of several new channels and an enhancement to the EPG. In addition, MCA has added the South African Broadcasting Corporation (SABC) channels to its free bouquet and entered into a long-term agreement with this broadcaster for the carriage of its two pay-television channels into Africa.

[Bar chart omitted which indicates as follows the number of subscribers under management for Africa/Middle East in March for the years 1995-1999. The chart also shows the relative portion of analog and digital subscribers.]

                               Subscriber numbers
                     '000s of subscribers under management

                               Africa/Middle East

               1995      1996      1997      1998      1999
               ----      ----      ----      ----      ----
               957       1,025     1,140     1,208     1,305

      The year ahead presents considerable regulatory challenges for MCA. New broadcasting legislation in South Africa, in terms of which MCA must apply for a broadcast license, will come into effect in the latter half of 1999.

      The Vuka! Awards initiative, a competition for public service announcements, is one of MultiChoice's social responsibility projects. It gives free airtime to welfare, charity and community organisations, as well as to non-governmental organisations which provide care, assistance and upliftment in terms of social, economic, health and environmental needs. Furthermore, the initiative is designed to contribute to the development of the local film, television and broadcasting industry by rewarding the creative production of commercials for worthy causes.

THE MIDDLE EAST AND EGYPT

MCA provides a range of subscriber management services for digital television operators through MultiChoice Middle East (MCME), based in Dubai. Firstnet is an Arabic bouquet and Showtime is an English-language bouquet. Both bouquets are available on three separate satellite platforms that cover the Middle East and North Africa.

      In addition, MultiChoice Egypt services the Egyptian digital subscriber base for the above bouquets and a digital bouquet provided on NileSat by the television service Nile Communication Network Limited (NCN). It also services a terrestrial bouquet comprising five channels, including customised SuperSport and M-Net channels. Approximately 90 000 subscribers have been attracted to the various bouquets.


                                              MIH LIMITED ANNUAL REPORT 1999  11

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

(CONTINUED)

INTERNATIONAL GAMING NETWORKS (IGN)

IGN gained valuable experience during the first year of its operation as a gaming division of MCA.

      A successful launch of spread and sports betting suggests that a viable opportunity exists in South Africa. Progress has been made in defining the technology needed to support an interactive service.

                                  [LOGO OF IGN]

      IGN Sportsbook has penetrated the relatively new sports betting market in South Africa with SuperSpreads and SuperBet. It is now poised for growth.

      The South African gaming market is currently undergoing major restructuring, providing some opportunities for IGN. The industry is, however, highly regulated. Through SuperTrack, IGN has established itself in South African racing. Opportunities continue to be developed to share in profitable ventures in racing.

THE MEDITERRANEAN

                                [LOGO OF NETMED]

The Mediterranean region of Greece and Cyprus added a further 60 000 subscribers to end the financial year with a base of 350000 households.

      The acquisition of exclusive Greek basket-ball rights by the SuperSport channel played a major role in the growth of subscriber numbers. Finalisation of two more studio deals for the supply of movies to FilmNet ensured that FilmNet has contracts with the eight major Hollywood studios.

      The launch of the MultiChoice Hellas digital satellite service, NOVA, was delayed due to changes in the pay-television regulatory framework. This had a negative impact on the Mediterranean region's financial results which, primarily due to long-term

                               [GRAPHIC OMITTED]

A wide variety of programming highlights in Greece


12  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

[Bar chart omitted which indicates as follows the number of subscribers under management for Greece/Cyprus in March for the years 1995-1999.]

                               Subscriber numbers
                     '000s of subscribers under management

                                 Greece/Cyprus

               1995      1996      1997      1998      1999
               ----      ----      ----      ----      ----
                21        112       230       285       350

transponder leases and associated costs incurred for the digital launch, were not matched by digital revenue for the past financial year.

      As part of K-TV's social responsibility focus on the environment, it organised a re-afforestation event to mark National Forest Day on March 21. This was particularly pertinent, given the serious fires which ravaged large parts of the forests around Athens and Thessalonika in the summer of 1998. In addition, K-TV, working closely with the World Wildlife Fund (WWF), sponsored bears in a bear park in northern Greece to assist with the breeding program of these animals.

      On the sports front SuperSport has sponsored the improvement of rural soccer stadiums around Greece which are in need of upgrading. The total value of this project is $3 million.

ASIA

MIH ASIA

As a consequence of the Asian economic crisis many countries have opened up their economies, allowing foreign companies to take equity investments in industries in which this was not allowed previously. Many governments are liberalising their media and telecommunications sectors. Whilst this process may take some time, it is creating opportunities for investment.

      More than half of the world's population resides in Asia, with China, India and Indonesia having the largest Asian populations at 1.2 billion, 0.9 billion and 0.2 billion respectively. There are more than 500 million television households in the region, with the largest number being in China (310 million).

      The MIH Asia office in Hong Kong oversees all investments in Southeast Asian markets. MIHL has made a substantial investment in United Broad-casting Corporation Public Company Limited (UBC) - the new business following the merger of International Broadcasting Corporation Public Company Limited (IBC) and UTV Cable Network Public Company (UTV) in Thailand - and has sold pay-television technology to CBSat, which is owned by China Central Television (CCTV) in the People's Republic of China.

UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED (UBC)

                                  [LOGO OF UBC]

Following the above-mentioned merger of IBC and UTV in February 1998, the group raised $160 million during the year to meet its commitments and to allow it to fund expansion which will bring it closer to cash flow


                                              MIH LIMITED ANNUAL REPORT 1999  13

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

(CONTINUED)

break-even. As part of the capital-raising exercise MIHL increased its stake in UBC from 17.3% to 26.1% during the year.

      In the year after the merger the business strategy was changed from aggressive growth of subscriber numbers to consolidation of activities, and the sales strategy from rental to distribution. Other post-merger changes included the streamlining of staff, cost cutting and the renegotiation of channel costs, as well as the closing down of the multipoint microwave distribution system
(MMDS) network.

      UBC re-packaged its products and services, combining the best product of IBC and UTV. The package was launched under the UBC brand and improved the quality and range of programming available to subscribers. Subscribers receiving these services via the UBC Cable hybrid co-axial network (CAtv) and those receiving services via the UBC digital satellite television platform are now able to receive the same product and services. The new brand has achieved rapid recognition in the market.

      In February 1999 MIHL acquired a further 1.7% interest in UBC and secured an option to acquire an additional 3.3%, increasing its interest to 31.1%. Thailand presents an excellent opportunity for growth in subscriber numbers over the next few years, as the current penetration is only approximately 2% of television households.

[Bar chart omitted which indicates as follows the number of subscribers under managment for Thailand in March for the years 1995-1999. The chart also shows the relative proportion of digital, cable and MMDS subscribers.]

                                    Subscriber numbers
                     '000s of subscribers under management

                                    Thailand

               1995      1996      1997      1998      1999
               ----      ----      ----      ----      ----
                131       130       254       313       300

Marketing poster for UBC in Thailand

                               [GRAPHIC OMITTED]


14  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

CHINA

The broadcasting industry in the People's Republic of China is rapidly changing, with significant rationalisation and re-organisation in the broadcasting and information industries.

      The state broadcaster, CCTV, is the dominant player in the industry and is able to attract some 400 million viewers at peak time. In order to distribute its eight channels to the rural areas, CCTV formed the company CBSat, which will use satellite technology to deliver its channels to 30% of the total population currently not receiving any broadcast signals. Mindport technology was chosen for the trial DTH system, which was successfully launched in January 1999.

      The trial DTH system may be expanded to accommodate some of the provincial and regional broadcast channels and additional integrated receiver decoders
(IRDs) may be ordered to extend the coverage.

                               [GRAPHIC OMITTED]

                                                      Decoder packaging in China

                                                     Inside of a digital decoder

                               [GRAPHIC OMITTED]

ASIA INTERNET

Internet usage is increasing rapidly in this region with many Asian companies, in an attempt to cut costs and become more efficient, using the Internet as a tool to keep abreast of developments. Governments are also making the changes needed to allow companies to thrive in the new era and are realising the commercial potential of the Internet. MIH Asia is investigating opportunities to invest in Internet businesses in some Asian countries.

                               [GRAPHIC OMITTED]

Signing of the contract for the direct-to-home trial system in China in October 1998


                                              MIH LIMITED ANNUAL REPORT 1999  15

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
REVIEW OF OPERATIONS
--------------------------------------------------------------------------------

(CONTINUED)

ELECTRONIC MEDIA NETWORK LIMITED (M-NET)

                               [GRAPHIC OMITTED]

The primary source of revenue for Electronic Media Network Limited (M-Net), namely the subscriber base, now exceeds 1.2 million subscribers in more than 40 countries across Africa and adjacent islands.

      The range of channels produced by M-Net for terrestrial broadcast and DStv (the MultiChoice digital satellite television bouquet) includes the M-Net channel, M-Net Africa East, M-Net Africa West, M-Net Egypt, Community Services Network (CSN), The Movie Magic Channel (TMMC - domestic), The Movie Magic Channel (Africa), The Movie Magic Channel 2, K-TV (children's channel), The Soap Channel, The Series Channel and Channel O (music channel).

                               [GRAPHIC OMITTED]

Abdoulaye Ascofare, director of Faraw! Une Mere des Sables, the film from Mali which won the Grand Prize for 1998

      Firmly entrenching M-Net's ability to show the biggest blockbuster movies on television across Africa, the company has secured significant long-term movie output deals with the world's major studios - Warner Brothers International, Fox, Columbia/Sony, MGM, MCA/Universal, Paramount, Dreamworks and Disney/Buena Vista. The latter also gives M-Net access to movies and series from Walt Disney Studios' Touchstone Pictures, Hollywood Pictures and Miramax Films.

      M-Net's continental strategy for the African film and television industry is supported by the New Directions initiative (developing previously unrecognised scriptwriters and directors), the M-Net All Africa Film Awards (recognising professional excellence in the industry) and MagicWorks (aiming to be the African leader of quality pay-television productions for M-Net and global markets).

      Inserts are produced for the often controversial magazine program Carte Blanche, which celebrated 10 years on air in August 1998, and the weekly entertainment magazine program Front Row, which broadcasts live to the M-Net territories across Africa on Thursday evenings and to Egypt on Saturdays.

      Special programming for several of South Africa's diverse communities was well catered for throughout the year on the Community Services Network: EastNet (Indian), Canale Italia, Canal Portugues, Shalom TV (Jewish), Rhema TV (Christian) and Christian Television.

      Corporate social investment is a priority for M-Net, with the changing needs of the African continent being addressed through a range of activities at regional, national and continental


16  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

level. The M-Net Face of Africa competition, a continental project to find new supermodels from Africa, proved particularly successful. M-Net was also a founder member of the South African branch of Variety Club International, a charity for children in need, backed by the entertainment industry.

      The M-Net Book Prize, South Africa's most prestigious literary award, which recognises works in all 11 official languages, makes a vital contribution to the celebration of South Africa's rich cultural diversity.

SUPERSPORT INTERNATIONAL
HOLDINGS LIMITED

                              [LOGO OF SUPERSPORT]

SuperSport's mission is to be the best and most successful provider of premium pay-television sports coverage across the continent of Africa.

      The satisfaction of subscribers is paramount to SuperSport, while subscriber growth is an important objective. The subscriber base has reached the
1.2 million mark in some 40 countries across the African continent and adjacent islands.

      Sponsorship of events and programs on SuperSport, as well as other revenue earners in the SuperSport Enterprises operation, are important sources of income.

      With the separate listing of the SuperSport operation on the Johannesburg Stock Exchange early in 1998, the company now provides packages of sports programming for the main M-Net channel and the CSN channel, which it also administers on M-Net's behalf, as well as for a number of dedicated sports channels on the DStv bouquet. It offers a wide range of major sports events from around the world, complemented by packaged programming, to its pan-African subscriber base.

      Other operations, which continue to be an important part of the business and extend the SuperSport brand to many fields, include merchandising and franchising, travel package tours, sports competitions and shares in professional sports teams.

      The SuperSport Star of Africa award, which recognises outstanding achievements by African sportsmen and women, was the first award of its kind in Africa.

      The year under review also saw the advent of an international sports news service, SuperSport News. Live sport, however, still takes precedence on the channel.

      In keeping up with technology outside the broadcast field, SuperSport re-launched its Internet web site. The SuperSport Zone, in partnership with M-Web South Africa's leading Internet service provider - hosts a range of important sports sites, incorporating information about SuperSport, its operations and programming.

                               [GRAPHIC OMITTED]


                                              MIH LIMITED ANNUAL REPORT 1999  17

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                     CORPORATE GOVERNANCE     o     19

                      DIRECTORS' RESPONSIBILITY STATEMENT     o     22

                    REPORT OF THE INDEPENDENT ACCOUNTANTS     o     23

                              CONSOLIDATED BALANCE SHEETS
                            AS OF MARCH 31, 1999 AND 1998     o     24

                    CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997     o     25

                     CONSOLIDATED STATEMENTS OF CASH FLOW
        FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997     o     26

                                CONSOLIDATED STATEMENT OF
                          CHANGES IN SHAREHOLDERS' EQUITY
        FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997     o     27

                                             NOTES TO THE
                        CONSOLIDATED FINANCIAL STATEMENTS     o     28


18  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                                            CORPORATE GOVERNANCE
--------------------------------------------------------------------------------

MIH Limited is committed to the principles of openness, integrity and accountability. The directors recognize the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practices.

Directorate

MIH Limited has a unitary board structure mainly comprising executive directors. The board meets regularly and monitors management.

      The position of chairperson is a non-executive appointment and is separate from that of the chief executive. The chairperson and chief executive provide leadership and guidance. The directors bring together a wealth of experience from their own fields of business and ensure that debate on matters of strategy, policy, progress and performance is robust, informed and constructive.

      The directors have access to the advice and services of the company secretary who is responsible to the board for ensuring that board procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the company at the company's expense.

Compensation committee

The compensation committee comprises the chairman and one non-executive director. It establishes salaries, incentives and other forms of compensation for executive officers and administers incentive compensation and benefit plans provided for employees.

Audit committee

The audit committee comprises three non-executive directors (one of which is the chairperson of the committee). The chief financial officer and external auditors have unrestricted access to the audit committee and attend the meetings.

      Meetings are planned to be held three times per year. The audit committee is charged with the responsibility of monitoring the group's financial controls, accounting policies and financial reporting. It provides a forum through which the independent internal and external auditors report to the board of directors.

Internal control

The group maintains systems of internal control over financial reporting and safeguarding of assets against unauthorized use, acquisition and disposal. The systems of internal control incorporate suitable segregation of conflicting duties wherever possible and the delegation of authority to suitably appointed and trained personnel. The internal audit function of the African operations has been outsourced to a specialist internal audit division of PricewaterhouseCoopers Inc., whilst the internal audit function of the Mediterranean operations is performed in-house.

      There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only a limited amount of assurance with respect to financial statement preparation and the safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

      Corrective action is taken as and when control deficiencies or opportunities for improvement in the systems are identified. Nothing has come to the attention of the board (through the audit committee) to indicate that any material breach of those controls has occurred during the year under review.


                                              MIH LIMITED ANNUAL REPORT 1999  19

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CORPORATE GOVERNANCE
--------------------------------------------------------------------------------

(CONTINUED)

Staff participation and development

The group employs a variety of participating structures on issues which affect employees directly and materially, and which are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the identification and resolution of conflicts. These structures embrace goals relating to productivity, career security, legitimacy and identification with the group.

Code of ethics

The group Code of Ethics commits the group to the highest standards of integrity, behaviour and ethics dealing with all its stakeholders, including its directors, managers, employees, customers, suppliers, competitors, investors, shareholders and society at large. Directors and staff are expected to observe their ethical obligations in such a way as to carry on business only through fair commercial competitive practices.

Year 2000

The MIH group has implemented a Year 2000 project (the project), which will be modified as events warrant, to minimize the impact of the Year 2000 issue on the group.

      The project is managed by the group's Year 2000 project office which provides leadership and direction to the Year 2000 efforts of the group's operations in Africa, the Middle East, the Mediterranean and Thailand as well as Mindport BV (Mindport), but not OpenTV. Each of the operations is ultimately responsible for its own Year 2000 activities, but the project office has set out a uniform phased approach which includes the activities set out below.

      Inventory The first phase is the compilation of an inventory of all of the group's computer hardware and software systems and embedded chips and software (including the compilation of an inventory of all Mindport's products). The group has completed this phase.

      Impact Assessment The second phase is an assessment of the effects of Year 2000 problems on the group's systems and products. This phase includes the identification of business critical systems and products. The group has completed this phase.

      Supplier Compliance All suppliers and vendors of products and services have been or will be approached to ascertain whether such suppliers and vendors have determined whether or not their products and services are Year 2000 compliant and, if not, what efforts they are making in this regard. The group will continue working on this phase through the rest of 1999.

      Testing, Corrections and Upgrades The fourth phase involves the testing of all products and business-critical systems to determine the correct remedial action which is required to address any Year 2000 problems which are diagnosed. This phase further includes the verification and testing of those systems to which remediation efforts have been applied (whether by way of corrections or upgrade). The African operations and Mindport have completed diagnostic testing and expect to complete the implementation of corrections and upgrades by July 31, 1999 and September 30, 1999 respectively. The Mediterranean operations have completed diagnostic testing and the implementation of corrections and upgrades. The Thai and Middle Eastern operations have completed diagnostic testing and expect to have completed the implementation of corrections and upgrades by the end of June 1999.

      Contingency Planning The final phase involves the preparation of contingency plans to attempt to ameliorate those aspects of the Year 2000


20  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

problem that cannot practically be remediated. The group has commenced this phase.

      Outside Systems and Entities The group recognizes that the computer, telecommunications and other systems (outside systems) of outside entities (outside entities) play a major role in the group's operations. The group does not have control of these outside entities or outside systems. The group has, however, implemented an ongoing process of contacting outside entities whose systems have, or may have, a substantial effect on the group's ability to continue to conduct business without disruption from Year 2000 problems. The group is attempting to assess the extent to which these outside systems may not be Year 2000 compliant. The group will attempt to coordinate with these outside entities in an ongoing effort to obtain assurance that these outside systems will be Year 2000 compliant before January 1, 2000.

      OpenTV OpenTV has implemented its own Year 2000 activities. OpenTV has undertaken to notify customers of any and all date-related bugs, errors or deficiencies in its software. OpenTV believes that it has adequately anticipated Year 2000 issues.

      Year 2000 Costs The total remaining cost of the project is estimated at $5,0 million. Approximately $2,2 million is for new software and hardware purchases and will be capitalized. The remaining $2,8 million will be expensed as incurred over the next nine-month period. To date, the group has incurred and expensed approximately $1,4 million, related to the phases of the project which have been implemented. The costs of the project and the dates on which the group plans to complete the project are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, the readiness of outside systems and other factors. Until the group has completed further analysis of the impact of Year 2000 on its operations and contingency planning, it will be unable to estimate the additional costs, if any, that it may incur as a result of its efforts. For these reasons, and for the reasons stated in the next paragraph, there can be no assurance that the actual costs of implementing the project will not differ materially from the estimated costs.

      Potential Risks With respect to its internal operations (those over which the group has direct control), the group believes that the most significant potential risks concern the group's ability to use electronic devices to distribute its services, the group's ability to render timely bills to its subscribers, the ability of the group's subscribers to receive its services, the uninterrupted use of Mindport's products by its customers and the group's ability to maintain continuous operation of its computer systems. The project addresses each of these risks. The group relies, however, on outside systems, and there can be no assurance, for example, that all outside systems will be adequately remediated so that they are Year 2000 compliant by December 31, 1999, or by some earlier date, so as not to create a material disruption to the group's business. In addition, there can be no assurance that the group's products and systems will be Year 2000 compliant. If, despite the group's efforts in terms of the project, there are Year 2000-related failures that create substantial material disruptions to the group's operations, the adverse impact on the group's business could be material. Moreover, the estimated costs of implementing the project do not take into account the costs, if any, that may be incurred as a result of Year 2000-related failures that occur despite the group's implementation of the project including, for example, claims from subscribers or customers related to business interruption.


                                              MIH LIMITED ANNUAL REPORT 1999  21

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
STATEMENT OF RESPONSIBILITY
--------------------------------------------------------------------------------
BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of MIH Limited and its subsidiary companies. The financial statements, presented on pages 24 to 57, have been prepared in accordance with generally accepted accounting practice, and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

      The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the company or the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. The viability of the company and the group are supported by the financial statements.

      The financial statements have been audited by the independent accounting firm PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent accountants during their audit were valid and appropriate. PricewaterhouseCoopers Inc.'s audit report is presented on page 23.

      The financial statements were approved by the board of directors on June 17, 1999 and are signed on its behalf by:


/s/ T Vosloo

T Vosloo
Chairman


/s/ J D T Stofberg

J D T Stofberg
Managing director


22  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                                                   REPORT OF THE
--------------------------------------------------------------------------------
                                                         INDEPENDENT ACCOUNTANTS

                                TO THE DIRECTORS AND SHAREHOLDERS OF MIH LIMITED

We have audited the accompanying consolidated balance sheets of MIH Limited and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of MIH Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the Republic of South Africa, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIH Limited and subsidiaries as of March 31, 1999 and 1998, and the consolidated results of their operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 1999, in conformity with International Accounting Standards.

      International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the period ended March 31, 1999 and shareholders' equity as of March 1999 and 1998 to the extent summarized in Note 29 to the consolidated financial statements.


/s/ PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
Republic of South Africa
June 17, 1999


                                              MIH LIMITED ANNUAL REPORT 1999  23

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

MARCH 31, 1999 AND 1998

(in thousands of US dollars)                    Notes         1999         1998

                   ASSETS
Current assets
  Cash and cash equivalents                              $  56,099    $ 153,412
  Accounts receivable, net                          4       50,557       36,999
  Other receivables                                 5       28,229       29,444
  Program and film rights                          11       38,935       22,543
  Amounts owing by related parties                 20       14,221       14,784
  Inventories. net                                  6       21,368       18,283
                                                         ---------    ---------
      Total current assets                                 209,409      275,465
                                                         ---------    ---------
Non-current assets
  Tangible fixed assets, net                        8      237,104      114,248
  Intangible assets, net                            9      207,201      163,611
  Long-term investments                            10       70,114       77,020
  Program and film rights                          11       52,399       15,711
                                                         ---------    ---------
      Total non-current assets                             566,818      370,590
                                                         ---------    ---------
      TOTAL ASSETS                                       $ 776,227    $ 646,055
                                                         =========    =========

                 LIABILITIES
Current liabilities
  Bank overdrafts and short-term loans                   $  64,117    $  16,399
  Current portion of long-term debt                14       15,572       36,369
  Current portion of program and film rights       14       37,857        6,431
  Accounts payable                                          43,164       52,344
  Accrued expenses and other current liabilities   12      161,472      115,446
  Amounts owing to related parties                 20       16,298       25,804
  Provisions                                       13       11,933       57,019
                                                         ---------    ---------
      Total current liabilities                            350,353      309,812
                                                         ---------    ---------
Non-current liabilities
  Long-term debt                                   14      204,770       54,787
  Program and film rights                          14       43,777       24,608
  Deferred taxation                                15          120        3,275
                                                         ---------    ---------
      Total non-current liabilities                        248,667       82,670
                                                         ---------    ---------
      TOTAL LIABILITIES                                    599,020      392,482
                                                         ---------    ---------
Minority interest                                              524           --
Commitments and contingencies                      22           --           --

            SHAREHOLDERS' EQUITY
Share capital
  Class A Ordinary Shares no par value:
    Authorized: 1999 and 1998: 103,468,878
    Issued: 1999 and 1998: 7,447,681                       113,986      113,986
  Class B Ordinary Shares no par value:
    Authorized: 1999 and 1998: 55,920,509
    Issued: 1999 and 1998: 30,787,319                      475,566      475,566
Accumulated loss                                          (382,386)    (313,547)
Foreign currency translation adjustment                    (30,483)     (22,432)
                                                         ---------    ---------
      TOTAL SHAREHOLDERS' EQUITY                           176,683      253,573
                                                         ---------    ---------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 776,227    $ 646,055
                                                         =========    =========

The accompanying notes are an integral part of these consolidated financial statements.


24  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                                         CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
                                                                   OF OPERATIONS

                               FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997

(in thousands of US dollars,
except per share and share amounts)               Notes           1999           1998           1997
Net revenues                                         16    $   610,099    $   501,492    $        --
Operating expenses:
  Cost of providing services                                  (392,116)      (308,996)            --
  Selling, general and administrative                         (210,408)      (177,213)          (899)
  Depreciation and amortization                                (51,390)       (58,010)            --
                                                           -----------    -----------    -----------
Total operating expenses                                      (653,914)      (544,219)          (899)
                                                           -----------    -----------    -----------
Operating loss                                                 (43,815)       (42,727)          (899)
  Financial results, net                             17         (9,078)        (5,488)          (107)
  Equity results in joint ventures                             (41,219)        (5,091)      (129,858)
  Equity results in associates                                  (2,053)        (2,783)            --
  Profit on sale of joint venture                               31,093             --        540,028
                                                           -----------    -----------    -----------
(Loss)/profit before taxation                                  (65,072)       (56,089)       409,164
  Income taxation                                    18           (309)        (7,570)            --
                                                           -----------    -----------    -----------
(Loss)/profit after taxation                                   (65,381)       (63,659)       406,164
  Minority interest                                                371          3,793             --
                                                           -----------    -----------    -----------
(Loss)/profit from continuing operations                       (65,010)       (59,866)       409,164
Loss from discontinued operations                    19         (3,829)        (3,936)            --
                                                           -----------    -----------    -----------
      Net (loss)/profit                                    $   (68,839)   $   (63,802)   $   409,164
                                                           ===========    ===========    ===========
Per share amounts:
(Loss)/profit from continuing operations
  Basic and diluted                                        $     (1.70)   $     (1.57)   $     10.70
Net (loss)/profit
  Basic and diluted                                        $     (1.80)   $     (1.67)   $     10.70
Shares used to compute (loss)/profit per share              38,235,000     38,235,000     38,235,000

The accompanying notes are an integral part of these consolidated financial statements.


                                              MIH LIMITED ANNUAL REPORT 1999  25

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
OF CASH FLOW

FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997

(in thousands of US dollars)                              Note       1999        1998        1997
Cash flows from operating activities
Operating loss                                                   $(43,815)   $(42,727)   $   (899)
Adjustments for:
  Depreciation and amortization                                    51,390      58,010          --
  Amortization of program and film rights                          32,237      32,599          --
  Taxation (paid)/ refunded                                        (5,755)      2,849          --
  (Profit)/loss on sale of tangible fixed assets                     (371)      1,653          --
  (Increase)/ decrease in receivables                              (3,454)     (9,553)     12,072
  Payments for program and film rights                            (84,034)    (26,048)         --
  Net decrease/(increase) in amounts
  owing to/(owing by) related parties                              12,191     (18,790)         --
  Increase in inventories                                          (1,997)     (6,783)         --
  Decrease/(increase) in payables                                  28,263      17,941      (5,194)
Utilised in discontinued operations                                (3,829)     (3,936)         --
                                                                 --------    --------    --------
  Net cash (used in)/from operating activities                    (19,174)      5,215       5,979
                                                                 --------    --------    --------
Cash flows from investing activities
Purchase of tangible fixed assets                                 (11,352)    (31,664)         --
Proceeds on sale of tangible fixed assets                           7,389       5,276          --
Dividends received from associates                                  2,573       1,539          --
Proceeds on disposal of Internet businesses                            --      21,546          --
Proceeds on disposal of Canal Plus shares                              --     261,536          --
Acquisition of subsidiaries, net of cash acquired           27    (13,245)    (33,911)     54,045
Investment in OpenTV                                               (9,513)     (9,100)         --
Investment in UBC                                                 (66,701)    (45,797)    (10,348)
Net (increase)/decrease in other investments                       (4,704)      1,052          --
                                                                 --------    --------    --------
  Net cash (used in)/from investing activities                    (95,553)    170,477      43,697
                                                                 --------    --------    --------
Cash flows from financing activities
Finance costs                                                     (11,651)    (11,312)       (107)
Funds raised from outside shareholders                                 --       3,793          --
Net repayment of long-term debt                                   (29,070)    (20,556)         --
Capital leases repaid                                             (10,995)     (4,550)         --
Proceeds on transfer of M-Net/SuperSport shares                    22,243          --          --
Dividends paid                                                         --     (51,817)         --
Bank overdrafts raised                                             47,581       7,479       9,913
                                                                 --------    --------    --------
  Net cash from/(used in) financing activities                     18,108     (76,963)      9,806
                                                                 --------    --------    --------
Net (decrease)/increase in cash and cash equivalents              (96,619)     98,729      59,482
Cash and cash equivalents at beginning of year                    153,412      60,773       1,466
Translation adjustment on cash and cash equivalents                  (694)     (6,090)       (175)
                                                                 --------    --------    --------
Cash and cash equivalents at end of year                         $ 56,099    $153,412    $ 60,773
                                                                 ========    ========    ========

Non-cash transactions

The principal non-cash transactions are the acquisition of OpenTV Inc. and the acquisition of property, plant and equipment using capital leases.

The accompanying notes are an integral part of these consolidated financial statements.


26  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                            CONSOLIDATED STATEMENT OF CHANGES IN
--------------------------------------------------------------------------------
                                                            SHAREHOLDERS' EQUITY

                               FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                                                Foreign
                                       Share capital                            currency
                                 ------------------------     Accumulated     translation
(in thousands of US dollars)      Class A        Class B          loss        adjustments        Total
                                 ---------      ---------      ---------       ---------       ---------
At March 31, 1996                $ 113,986      $ 471,198      $(607,092)      $  (7,929)      $ (29,837)
Net profit                              --             --        409,164              --         409,164
Translation adjustment                  --             --             --          17,958          17,958
                                 ---------      ---------      ---------       ---------       ---------
At March 31, 1997                  113,986        471,198       (197,928)         10,029         397,285
Capital contribution (note 19)          --          4,368             --              --           4,368
Net loss                                --             --        (63,802)             --         (63,802)
Dividend paid                           --             --        (51,817)             --         (51,817)
Translation adjustment                  --             --             --         (32,461)        (32,461)
                                 ---------      ---------      ---------       ---------       ---------
At March 31, 1998                  113,986        475,566       (313,547)        (22,432)        253,573
Net loss                                --             --        (68,839)             --         (68,839)
Translation adjustment                  --             --             --          (8,051)         (8,051)
                                 ---------      ---------      ---------       ---------       ---------
At March 31, 1999                $ 113,986      $ 475,566      $(382,386)      $ (30,483)      $ 176,683
                                 =========      =========      =========       =========       =========

The accompanying notes are an integral part of these consolidated financial statements.


                                              MIH LIMITED ANNUAL REPORT 1999  27

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

1.    Nature of operations

      MIH Limited (MIH) was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIH and its operating subsidiaries (collectively the company) are the provision of pay-television and subscriber management services (pay-television services) and the development and sale of pay-television technology. These activities are conducted through subsidiaries, joint ventures and investments primarily in Africa, Greece, Cyprus, the Middle East, the Netherlands, Thailand and the United States of America.

      Until March 31, 1997 the Company's main activity was its 50% share in Network Holdings S.A. (NetHold), a joint venture. The principal activities of NetHold included pay-television operations in Africa, Greece, Cyprus, the Middle East, the Benelux and Scandinavian countries and Italy (Note
      3).

2.    Principal accounting policies and reporting currency

      The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Committee. The financial statements have been prepared on the historical cost basis.

      The Company has adopted the US dollar as its reporting currency. Notwithstanding the US dollar reporting currency, the Company measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

      The financial statements have been translated from functional currencies to the reporting currency by translating assets and liabilities, both monetary and non-monetary, and including goodwill and other intangible assets which arise as a result of equity investments in entities, at the closing rate at each balance sheet date. Income and expense items are translated at exchange rates at the dates of the transactions or at average rates. All resulting exchange differences are included in equity.

      Preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (a)   Basis of consolidation

            The consolidated financial statements include the financial statements of MIH and all majority owned (directly and indirectly) and controlled subsidiaries. A company in which MIH holds directly or indirectly more than 50% of the ordinary share capital and voting rights is classified as a subsidiary. Newly acquired companies are consolidated from the effective date of acquisition. Similarly, the result of a subsidiary divested during an accounting period is included in the Company accounts only to the date of disposal.

            All inter-company transactions are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated results of the Company are shown separately in the Consolidated Balance Sheet and Consolidated Statement of Operations. Where the losses applicable to the minority shareholder in a consolidated subsidiary exceed the minority interest in the subsidiary, the excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority's interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

            Acquisitions of companies are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed of the acquired company, is allocated to identifiable tangible and intangible assets and goodwill and amortized over future periods.

            Companies in which the Company has joint control are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statement of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the joint venture investments in the Consolidated Balance Sheet.


28  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

2.    Principal accounting policies and reporting currency (continued)

      (a)   Basis of consolidation (continued)

            Associated companies, over which the Company has significant influence, are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statement of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the associated company investments in the Consolidated Balance Sheet.

            Other investments are stated at cost. When necessary a provision is made on the basis of an evaluation of each individual investment for any diminution in value which is considered to be of a permanent nature.

      (b)   Foreign currencies

            Individual companies' transactions in currencies other than their functional currency are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Assets and liabilities in currencies other than their functional currency are translated at year-end rates. Any resulting exchange differences are reflected in the Statement of Operations.

            On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated at year-end rates. Income and expense items are translated using the annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

            Adjustments from translation have been recorded in shareholders' equity and are reflected in the Consolidated Statement of Operations only upon sale or liquidation of the underlying investments.

      (c)   Cash and cash equivalents

            Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

      (d)   Trade accounts receivable

            Trade accounts receivable are stated at estimated realizable values and an allowance for doubtful accounts is provided for an amount considered by management to be sufficient to meet probable future losses related to uncollectable amounts.

      (e)   Inventories

            Inventories, consisting primarily of decoders and associated components, are stated at the lower of cost or net realizable value. Cost is generally determined on the first-in first-out basis. Where necessary, provision is made for obsolete, slow moving or defective inventories.

      (f)   Tangible fixed assets

            Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, based on the following useful lives:

                                                             Years

            Buildings                                           50
            Machinery, furniture and equipment              4 - 10
            Transponders and transmitters                  10 - 12
            Decoders                                             2

            Land is not depreciated. Improvements to leasehold properties are amortized over the period of the respective leases.

            Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to the Statement of Operations.

      (g)   Intangible assets

            Intangible assets are stated at historical cost less accumulated amortization. Amortization of intangible assets relating to the subscriber base and intellectual property rights is charged on a straight-line basis over the period of expected benefit, which is five years. Goodwill is amortized on a straight-line basis over five years.


                                              MIH LIMITED ANNUAL REPORT 1999  29

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

2.    Principal accounting policies and reporting currency (continued)

      (h)   Leases

            Assets held under capital lease agreements are treated as tangible fixed assets and the present value of the related lease payments is recorded as a liability. Costs for operating leases are charged to the Statement of Operations in the year that they are incurred.

      (i)   Long-lived assets

            The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of are recorded at fair market value, reduced by the estimated costs to dispose of the asset.

      (j)   Program and film rights

            Film rights are stated at acquisition cost less accumulated amortization. Sports rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services.

      (k)   Taxation

            Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides at current rates for taxation on all timing differences between income for financial reporting and fiscal purposes under the liability method. No deferred taxation is provided for in respect of timing differences that are anticipated to reverse within the carry-forward period of tax losses.

      (l)   Minority interest

            The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

      (m)   Revenue recognition

            The Company generates revenue from subscription fees, decoder sales and rentals, technology licensing, advertising and the performance of other services, net of sales taxes and discounts. Subscription fees are earned over the period of providing services. Decoder sales, technology licensing and other services are recorded upon delivery of products and customer acceptance, if any, or performance of services. Advertising revenues are recognized upon showing over the period of the advertising contract.

      (n)   Pensions and other post-retirement benefits

            The Company has various post-retirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are predominately defined contribution plans. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred.

      (o)   Research and development costs

            Research and development costs are expensed in the financial period during which they are incurred.

      (p)   Discontinued operations

            A discontinued operation results from the sale or abandonment of an operation that represents a separate, major line of business of an enterprise and of which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinued operations, net of tax, are separately disclosed.


30  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

2.    Principal accounting policies and reporting currency (continued)

      (q)   Dividends

            Dividends proposed are payable when declared by the board of directors. Dividends declared by MIH are payable in United States dollars. Dividends declared and received by MIH from its subsidiaries are primarily in South African rand, Greek drachmae and Netherlands guilder.

      (r)   Financial instruments

            The Company enters into foreign currency exchange contracts in order to reduce the impact of certain foreign currency exchange rate fluctuations. Firmly committed transactions and the related receivable and payable may be hedged with forward exchange contracts. Any gains/losses are included in accrued liabilities and are recognized in results when the transaction being hedged is recognized.

      (s)   (Loss)/profit per share

            Net (loss)/profit per share and (loss)/profit per share from continuing operations is based on net (loss)/profit and the
            (loss)/profit from continuing operations divided by the weighted average number of shares outstanding during each period.

      (t)   Segment reporting

            The segmental reporting has been prepared based on the Company's method of internal reporting, which disaggregates its business by service or product and by geography.

3.    Significant acquisitions and divestitures

      Until March 31, 1997 the Company's main activity was its 50% share in NetHold, a joint venture. The principal activities of NetHold included pay-television operations in Africa, Greece, Cyprus, the Middle East, the Benelux, Scandinavian countries and Italy. Additionally, NetHold held 100% of the shares in Irdeto BV (Irdeto), a pay-television technology company. Effective March 31, 1997, the Company sold its interest in NetHold to Canal Plus in exchange for a 5% share in Canal Plus and all of NetHold's pay-television businesses in Africa, Greece, Cyprus and the Middle East. The transaction was accounted for as a sale of the 50% interest in NetHold and a purchase of the pay-television businesses transferred to the Company. Thereafter, the Company acquired a 49% share in Irdeto for a consideration of $17.7 million paid for in cash.

      The Company recognized a gain of $540 million on the sale of its interest in NetHold. The gain is equal to the excess of the fair value of consideration received ($475 million) over the book value of the Company's interest in the NetHold businesses sold ($159 million deficit) less deferral of a portion of the gain related to warranties provided and direct costs of $94 million. The fair value of the consideration received consisted of the Canal Plus shares ($273 million) and 50% of the NetHold businesses in Africa, Greece, Cyprus and the Middle East ($202 million). As a result of the transaction the Company recorded intangible assets of $193 million, which has been allocated to subscriber base ($55 million) and goodwill ($138 million).

      During the 1998 financial year the Company sold its shares in Canal Plus for a total consideration of approximately $262 million, resulting in a gain of $3 million.

      In January 1998 the Company acquired the remaining 51% of the outstanding share capital of Irdeto for an aggregate cash consideration of approximately $11 million. For financial statement purposes the acquisition was accounted for as a purchase, and accordingly, the related business's results are included in the consolidated financial statements since the date of acquisition.


                                              MIH LIMITED ANNUAL REPORT 1999  31

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

3.    Significant acquisitions and divestitures (continued)

      During the 1998 fiscal year the Company acquired the entire issued share capital of a number of Internet-related businesses in South Africa. For financial statement purposes the acquisitions were accounted for as purchases and, accordingly, the Internet-related businesses' results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $21.5 million, which was financed through internal resources. The excess of the purchase price over the net liabilities acquired (goodwill) approximated $17 million. With effect from October 1, 1997 the Company sold its Internet-related businesses to M-Web Holdings Limited, a related party, for $20.5 million, which was settled in cash and resulted in a surplus of $4.4 million. The Company accounted for the operating losses of the Internet-related businesses as discontinued operations for the period from May 1, 1997 to September 30, 1997. The $4.4 million surplus on this translation was accounted for as a capital contribution.

      The Company also acquired a 44.5% interest in OpenTV Inc. (OpenTV) for $15.5 million with effect from January 26, 1998 of which $6.4 million was due in the 1999 financial year. On March 18, 1999 the company increased its interest in OpenTV to 80.1%, through the acquisition of a 44.5% share from Thomson Consumer Electronics Inc. (Thomson) and agreement to dispose of a portion of that interest representing 8.9% of OpenTV to a subsidiary of Sun Microsystems. The purchase from Thomson was in exchange for a $46.2 million note bearing interest at 7% annually. The note was converted on April 13, 1999 into 2,581,775 Class A Ordinary Shares at $18.00 per Class A Ordinary Share. The disposal to the subsidiary of Sun Microsystems was for approximately $9.2 million in cash. The excess purchase price over the net liabilities acquired of approximately $36.7 million has been allocated to goodwill and is amortized over five years.

      The Company invested an additional $17.7 million in United Broadcasting Corporation Public Company Limited (UBC), a company listed on the Stock Exchange of Thailand, during the 1998 financial year. As a result of the Company's additional investment in UBC and following a merger between UBC and UTV Cable Network Public Company, the Company's interest in the new merged entity increased to 17.3%. In June 1998, the Company increased its shareholding in UBC from 17.3% to 26.1% for a purchase consideration of $62.1 million, paid in cash. In February 1999 the company acquired an additional 1.7% interest for $4.5 million in cash. The Company intends to exercise an option to purchase an additional 3.3% of UBC for $8.8 million in cash, taking its interest to 31.1%. The excess of the consideration of the Company's share of the fair value of the net assets acquired, amounting to $59.5 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. Since the increase of its shareholding, the Company has joint control over UBC and therefore accounts for its investment in UBC using the equity method of accounting.

      On April 4, 1998 the Company transferred 28 million of its shares in Electronic Media Network Holdings Limited/ SuperSport International Holdings Limited (M-Net/SuperSport) into a trust (the Trust), with the objective to increase share ownership in M-Net/SuperSport amongst certain South Africans, for consideration of $22.2 million. The Trust financed 90% of the consideration through bank borrowings. Under certain circumstances, the Company may be required to assume the obligation for the bank borrowings at maturity on April 1, 2001 and re-acquire ownership of the M-Net/ SuperSport shares. The shares of M-Net/SuperSport transferred have been pledged as collateral for such obligations. Under the terms of the sale agreement the purchasers are entitled to vote the shares and the Company is entitled to receive any dividend until 2001. The Company recorded a liability of approximately $20 million related to the bank borrowings. The cash consideration for the share transfer which has not been financed by bank borrowings is accounted for as an option premium. The $20 million liability accretes interest until the redemption date (April 14, 2001) at an interest rate of 12.55%. The option premium is amortized to income over three years and the Company continues to account for a 19.8% equity method investment in M-Net/SuperSport.

      During November 1998, the Company acquired a 100% interest in TV/Com International Inc. for $14.5 million, paid in cash. The excess of the consideration over the fair value of the net assets amounting to $12.3 million, was allocated to intellectual property rights.


32  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                             March 31,
                                                    ---------------------------
                                                       1999            1998
                                                    (thousands)     (thousands)
                                                    ----------      ----------
4.    Accounts receivable

      Trade accounts receivable                     $   70,937      $   47,148
      Less: provision for doubtful accounts            (20,380)        (10,149)
                                                    ----------      ----------
                                                    $   50,557      $   36,999
                                                    ==========      ==========

      Included in accounts receivable are $27.5 million and $14.3 million at March 31, 1999 and March 31, 1998, respectively, pre-billed to customers and credit balances which have been recorded as deferred income (Note 12).

5.    Other receivables

      Payments and accrued income                   $    8,490      $   14,272
      Other receivables                                 19,739          15,172
                                                    ----------      ----------
                                                    $   28,229      $   29,444
                                                    ==========      ==========

6.    Inventories

      Decoders and associated components            $   31,828      $   28,689
      Less: provision for slow-moving and
      obsolete inventories                             (10,460)        (10,406)
                                                    ----------      ----------
                                                    $   21,368      $   18,283
                                                    ==========      ==========


                                              MIH LIMITED ANNUAL REPORT 1999  33

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

7.    Valuation and qualifying accounts

1999                                                          Arising on                   Credited/
                                                              acquisition                  (Charged)
                                 At March      Translation        of                      to cost and      At March
                                 31, 1998       adjustment    subsidiary     Deductions     expenses       31, 1999
                                -----------    -----------    -----------    -----------   -----------    -----------
                                (thousands)    (thousands)    (thousands)    (thousands)   (thousands)    (thousands)
Provision for:
Doubtful accounts - Note 4       $(10,149)      $    904       $ (1,323)      $     --      $ (9,812)      $(20,380)
Slow-moving and obsolete
inventories - Note 6              (10,406)          (139)            --             --            85        (10,460)
Program and film rights            (1,872)           (25)            --             --         1,897             --
Decoder technology                (22,734)           524             --             --        22,210             --
Post-retirement benefits           (3,766)           700             --             --           399         (2,667)
Programming costs                  (9,093)          (210)            --             --         9,303             --
Write down of carrying
values of assets in certain
African countries                  (4,341)           807             --             --           227         (3,307)
Development costs/losses
in joint ventures                 (10,629)          (108)            --         10,737            --             --
Warranties                         (4,960)           (65)            --             --          (435)        (5,460)
Intellectual property
infringement                       (1,496)           (20)            --             --         1,017           (499)
                                 --------       --------       --------       --------      --------       --------
                                 $(79,446)      $  2,368       $ (1,323)      $ 10,737      $ 24,891       $(42,773)
                                 ========       ========       ========       ========      ========       ========


34  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

7.    Valuation and qualifying accounts (continued)

1998                                                                Arising on                        Credited/
                                                                   acquisition                        (Charged)
                                  At March        Translation           of                           to cost and       At March
                                  31, 1997         adjustment       subsidiary      Deductions         expenses        31, 1998
                                 -----------      -----------      -----------      -----------      -----------      -----------
                                 (thousands)      (thousands)      (thousands)      (thousands)      (thousands)      (thousands)
Provision for:
Doubtful accounts - Note 4        $  (7,067)       $     708        $  (6,251)       $      --        $   2,461        $ (10,149)
Slow-moving and obsolete
inventories - Note 6                 (6,466)             648           (4,135)              --             (453)         (10,406)
Program and film rights                (476)              48               --               --           (1,444)          (1,872)
Decoder technology                  (29,358)           2,942               --            3,682               --          (22,734)
Post-retirement benefits             (4,678)             469               --               --              443           (3,766)
Subscriber guarantees               (42,203)           4,229               --           37,974               --               --
Programming costs                    (9,125)             914               --               --             (882)          (9,093)
Write down of carrying
values of assets in certain
African countries                    (7,963)             798               --               --            2,824           (4,341)
Development costs/losses
in joint ventures                        --               --           (3,398)              --           (7,231)         (10,629)
Warranties                           (3,857)             349               --               --           (1,452)          (4,960)
Intellectual property
infringement                             --               --               --               --           (1,496)          (1,496)
                                  ---------        ---------        ---------        ---------        ---------        ---------
                                  $(111,193)       $  11,105        $ (13,784)       $  41,656        $  (7,230)       $ (79,446)
                                  =========        =========        =========        =========        =========        =========

      At March 31, 1997 the Company deferred recognition of approximately $73.3 million of the gain arising on the sale of NetHold to Canal Plus, representing the estimated probable liability for warranties of decoder technology ($22.7 million) and guarantees of the number of subscribers ($42.2 million) and the potential reimbursement of programming costs ($9.1 million). During the year ended March 31, 1998 the Company paid approximately $38.0 million for guarantees of number of subscribers. As no further claims under the warranties were made prior to June 30, 1998, the deadline for such claims, the Company reversed the remaining provisions to profit on sale of joint venture during the current financial year.

      The provision for the write down of the carrying value of assets in certain African countries relates to managements' estimates regarding the recoverability of such assets, given the current economic and political environment in certain African countries.

      Following the termination of an agreement with a joint venture partner the provision for development costs/losses in joint ventures has been deducted from the long-term loan and the net amount disclosed as a short-term receivable.

      The warranty provision has been raised to cover smartcards and conditional access modules supplied to customers.

      The intellectual property infringement provision relates to the expected settlement amount in respect of a patent used in the conditional access system.


                                              MIH LIMITED ANNUAL REPORT 1999  35

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

8.    Tangible fixed assets (in thousands)

                               Land, buildings
                                and leasehold         Machinery, furniture          Transponders
                                improvements              and equipment           and transmitters
                           ----------------------    ----------------------    ----------------------
                           Purchased      Leased     Purchased      Leased     Purchased      Leased
                           ---------    ---------    ---------    ---------    ---------    ---------
Cost
At April 1, 1998           $   3,939    $  10,311    $  68,726    $   6,644    $   8,438    $  45,822
Translation adjustment          (809)      (1,901)     (10,777)      (1,227)         261       (1,423)
Additions                      1,619           --        7,072          166        6,122      138,212
Disposals                         --           --       (6,790)      (2,783)         (16)          (9)
                           ---------    ---------    ---------    ---------    ---------    ---------
At March 31, 1999              4,749        8,410       58,231        2,800       14,805      182,602
                           ---------    ---------    ---------    ---------    ---------    ---------
Accumulated depreciation
At April 1, 1998                (563)        (282)     (24,548)      (1,954)      (1,329)      (3,223)
Translation adjustment            29           59        3,077          380         (620)         234
Reclassifications               (812)          66        5 572           43         (766)        (140)
Charge for the year             (893)        (178)      (8 624)        (414)      (2 133)      (7 178)
Disposals                         --           --        1,973           --           16           --
                           ---------    ---------    ---------    ---------    ---------    ---------
At March 31, 1999             (2,239)        (335)     (22,550)      (1,945)      (4,832)     (10,307)
                           ---------    ---------    ---------    ---------    ---------    ---------
Net book value
At March 31, 1999          $   2,510    $   8,075    $  35,681    $     855    $   9,973    $ 172,295
                           =========    =========    =========    =========    =========    =========
At March 31, 1998          $   3,376    $  10,029    $  44,178    $   4,690    $   7,109    $  42,599
                           =========    =========    =========    =========    =========    =========

                                  Decoders
                           ----------------------
                           Purchased      Leased       Total
                           ---------    ---------    ---------
Cost
At April 1, 1998           $      --    $   7,840    $ 151,720
Translation adjustment            --        2,816      (13,060)
Additions                      3,633        8,782      165,606
Disposals                         --           --       (9,598)
                           ---------    ---------    ---------
At March 31, 1999              3,633       19,438      294,668
                           ---------    ---------    ---------
Accumulated depreciation
At April 1, 1998                  --       (5,573)     (37,472)
Translation adjustment           (84)      (2,289)         786
Reclassifications             (2 204)      (1 759)          --
Charge for the year             (217)      (3 230)     (22,867)
Disposals                         --           --        1,989
                           ---------    ---------    ---------
At March 31, 1999             (2,505)     (12,851)     (57,564)
                           ---------    ---------    ---------
Net book value
At March 31, 1999          $   1,128    $   6,587    $ 237,104
                           =========    =========    =========
At March 31, 1998          $      --    $   2,267    $ 114,248
                           =========    =========    =========

      The Company leases certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancellable leases as at March 31, 1999 are as follows:

                                                       Capital        Operating
                                                       leases          leases
                                                     -----------     -----------
      For the years ended March 31:                  (thousands)     (thousands)
                                                     -----------     -----------
      2000                                           $    32,836     $    15,103
      2001                                                30,528          16,688
      2002                                                28,179          11,648
      2003                                                26,041          11,155
      2004 and after                                     190,280          33,575
                                                     -----------     -----------
      Total minimum lease repayments                     307,864     $    88,169
                                                                     ===========
      Less: amount representing interest                (110,254)
                                                     -----------
                                                     $   197,610
                                                     ===========

      Operating rental expenses for the year ended March 31, 1999 amounted to approximately $37 million (1998:$33 million). Capital leases bear interest ranging from 6% - 21% as of March 31, 1999. The weighted average interest rate was 9.68%.


36  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                              Intellectual
                                                property       Subscriber
                                                 rights           base          Goodwill         Total
                                               ----------      ----------     -----------     -----------
                                               (thousands)     (thousands)     (thousands)     (thousands)
                                               ----------      ----------     -----------     -----------
9.    Intangible assets

      1999
      Cost
        At April 1, 1998                       $       --      $   48,250     $   151,531     $   199,781
        Translation difference                         --          (8,946)         (5,193)        (14,139)
        Additions                                  12,372              --          84,986          97,358
                                               ----------      ----------     -----------     -----------
        At March 31, 1999                          12,372          39,304         231,324         283,000
                                               ----------      ----------     -----------     -----------
      Accumulated amortization
        At April 1, 1998                               --          (9,650)        (26,520)        (36,170)
        Amortization for the year                    (825)         (8,293)        (34,684)        (43,802)
        Translation difference                         --           2,248           1,925           4,173
                                               ----------      ----------     -----------     -----------
        At March 31, 1999                            (825)        (15,695)        (59,279)        (75,799)
                                               ----------      ----------     -----------     -----------
      Net book value                           $   11,547      $   23,609     $   172,045     $   207,201
                                               ==========      ==========     ===========     ===========
      1998
      Cost
        At April 1, 1997                       $       --      $   55,000     $   152,870     $   207,870
        Translation difference                         --          (6,750)        (20,268)        (27,018)
        Additions                                      --              --          36,490          36,490
        Disposal                                       --              --         (17,561)        (17,561)
                                               ----------      ----------     -----------     -----------
        At March 31, 1998                              --          48,250         151,531         199,781
                                               ----------      ----------     -----------     -----------
      Accumulated amortization
        At April 1, 1997                               --              --              --              --
        Amortization for the year                      --         (10,311)        (28,689)        (38,999)
        Translation difference                         --             661           2,169           2,829
                                               ----------      ----------     -----------     -----------
        At March 31, 1998                              --          (9,650)        (26,520)        (36,170)
                                               ----------      ----------     -----------     -----------
      Net book value                           $       --      $   38,600     $   125,011     $   163,611
                                               ==========      ==========     ===========     ===========


                                              MIH LIMITED ANNUAL REPORT 1999  37

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

                                                               March 31,
                                                       ------------------------
                                                           1999         1998
                                                       (thousands)  (thousands)
                                                       -----------  -----------
10.   Long-term investments

      Marketable securities (a)                        $     1,190  $    56,924
      Associates (b)                                        14,000       12,992
      Joint ventures (c)                                    54,924        7,104
                                                       -----------  -----------
                                                       $    70,114  $    77,020
                                                       ===========  ===========
      (a)  Marketable securities at cost
           Listed shares
             UBC (1999: joint venture)                 $        --  $    52,840
           Unlisted shares
             Cable News Egypt S.A.E. (CNE)                   1,190        2,985
             Croco Beteiligungs Gesellschaft GmbH               --        1,004
             LTH AE                                             --           95
                                                       -----------  -----------
                                                       $     1,190  $    56,924
                                                       ===========  ===========
      (b)  Associates
           M-Net/SuperSport                            $     8,394  $    10,312
           Orbicom (Proprietary) Limited (Orbicom)              --           --
           Share of post-acquisition retained profits        5,606        2,680
                                                       -----------  -----------
                                                       $    14,000  $    12,992
                                                       ===========  ===========
      (c)  Joint ventures
           Digco BV (Digco)                            $        --  $     7,762
           MultiChoice Supplies (Proprietary) Limited
           (MultiChoice Supplies)                            2,447        3,686
           MultiChoice Middle East                           7,055           --
           UBC (1998: marketable security)                  73,550           --
           Share of post-acquisition retained profits
           less losses                                     (28,128)      (4,344)
                                                       -----------  -----------
                                                       $    54,924  $     7,104
                                                       ===========  ===========
           Listed shares at market value
             UBC                                       $    91,774  $   104,817
             M-Net/SuperSport                               30,375       54,483
                                                       -----------  -----------
                                                       $   122,149  $   159,300
                                                       ===========  ===========


38  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

10.   Long-term investments (continued)

      The following information relates to the Company's significant investments:

                                            March 31,
                                        1999        1998
Type of investment                         %           %       Nature of business         Country
Marketable securities at cost
UBC (1999: joint venture)                 --        17.3       Management of              Thailand
                                                               television platforms
CNE                                     10.0        10.0       Television                 Egypt

Associates
M-Net/SuperSport                        19.8(1)     20.0       Premium television
                                                               channel provider           South Africa
Orbicom                                 20.0        20.0       Signal distribution        South Africa

Joint ventures
Digco                                   50.0        50.0       Decoder technology         The Netherlands
UBC (1998: marketable security)         31.1          --       Management of              Thailand
(including option)                                             television platforms
MultiChoice Supplies                    50.0        50.0       Decoder rentals            South Africa
OpenTV (1999: subsidiary)                 --        44.5       Technology development     USA
MultiChoice Middle East                 45.0        45.0       Management of              Middle East
                                                               television platforms

Subsidiaries
Myriad Africa BV                       100.0       100.0       Investment holding         The Netherlands
MultiChoice Africa (Proprietary)       100.0       100.0       Management of              South Africa
Limited (MultiChoice Africa)                                   television platforms
MultiChoice Africa Limited             100.0       100.0       Investment holding         British Virgin Islands
NetMed BV                              100.0       100.0       Investment holding         The Netherlands
NetMed Hellas SA                        52.0        52.0       Management of              Greece
                                                               television platforms
MultiChoice Hellas SA                   52.0        52.0       Management of              Greece
                                                               television platforms
Irdeto                                 100.0       100.0       Technology development     The Netherlands
TV/Com                                 100.0          --       Technology development     USA
OpenTV (1998: joint venture)            80.1          --       Technology development     USA

      (1) The Company accounts for its investment in M-Net/SuperSport using the equity method of accounting because of the significant influence the Company exercises over M-Net/SuperSport as a result of common ownership, the Company's management and directors' representation on the board of directors of M-Net/SuperSport and the fact that substantially all of M-Net/SuperSport's revenues are derived from the Company.

                                                                  March 31,
                                                 ------------------------------------------
                                                    1999            1998            1997
                                                 (thousands)    (thousands)     (thousands)
                                                 -----------    -----------     -----------
Significant joint venture information
Net loss                                         $  (34,401)    $    (5,091)    $        --
Current assets                                       38,091          11,110              --
Long-term assets                                    304,184           5,320              --
Current liabilities                                 (32,619)        (26,173)             --
Long-term liabilities                               (36,773)        (25,388)             --


                                              MIH LIMITED ANNUAL REPORT 1999  39

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

                                                                                             March 31,
                                                                                    ---------------------------
                                                                                       1999            1998
                                                                                    (thousands)     (thousands)
                                                                                    -----------     -----------
11.   Program and film rights

      The following table sets forth the components of program and film rights, on a gross and net basis:

      Cost
        Program rights                                                              $   112,319     $    60,893
        Film rights                                                                       8,832          13,554
                                                                                    -----------     -----------
                                                                                        121,151          74,447
                                                                                    -----------     -----------
      Accumulated amortization
        Program rights                                                                   27,366          26,266
        Film rights                                                                       2,451           9,927
                                                                                    -----------     -----------
                                                                                         29,817          36,193
                                                                                    -----------     -----------
      Net book value
        Program rights                                                                   84,953          34,627
        Film rights                                                                       6,381           3,627
                                                                                    -----------     -----------
                                                                                    $    91,334     $    38,254
                                                                                    ===========     ===========
      Classified on the balance sheets as follows:
      Current assets                                                                $    38,935     $    22,543
      Non-current assets                                                                 52,399          15,711
                                                                                    -----------     -----------
                                                                                    $    91,334     $    38,254
                                                                                    ===========     ===========
12.   Accrued expenses and other current liabilities

      Deferred income                                                               $    27,508     $    14,344
      Accrued expenses                                                                   50,226          35,517
      Taxes and social securities                                                        10,341          12,630
      Amounts owing in respect of investments acquired                                   46,287           6,400
      Other current liabilities                                                          27,110          46,555
                                                                                    -----------     -----------
                                                                                    $   161,472     $   115,446
                                                                                    ===========     ===========
13.   Provisions

      Decoder technology                                                            $        --     $    22,734
      Post-retirement benefit (Note 26)                                                   2,667           3,766
      Write down of carrying values of assets in certain African countries                3,307           4,341
      Programming costs                                                                      --           9,093
      Provision for development costs/losses in joint ventures                               --          10,629
      Warranties                                                                          5,460           4,960
      Intellectual property infringement                                                    499           1,496
                                                                                    -----------     -----------
                                                                                    $    11,933     $    57,019
                                                                                    ===========     ===========


40  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                                                             March 31,
                                                                                    ---------------------------
                                                                                       1999            1998
                                                                                    (thousands)     (thousands)
                                                                                    -----------     -----------
14.   Long-term debt and program and film rights

      Long-term debt comprises:
      Capital leases - Note 8                                                       $   197,610     $    67,172
      NetHold Finance VOF                                                                    --          23,984
      Other long-term debt                                                               22,672              --
                                                                                    -----------     -----------
                                                                                        220,282          91,156
      Less: short-term portion included in current liabilities                          (15,512)        (36,369)
                                                                                    -----------     -----------
                                                                                    $   204,770     $    54,787
                                                                                    ===========     ===========

      Program and film rights payable are non-interest-bearing and amounts due in future fiscal years are $37.9 million in 2000, $28.3 million in 2001 and $15.5 million thereafter.

      The loan from NetHold Finance VOF bore interest at 2% above the Amsterdam Inter-bank Benchmark Rate and was settled on October 5, 1998.

      The currency mix of the long-term debt as at March 31, 1999 and 1998 is:

                                                                                         %               %
                                                                                    -----------     -----------
      European currency unit                                                               17.5            39.0
      Greek drachmae                                                                       18.5            29.0
      Netherlands guilders                                                                  0.8            19.0
      South African rand                                                                   12.8            11.0
      US dollars                                                                           50.4             2.0
                                                                                    -----------     -----------
                                                                                          100.0           100.0
                                                                                    ===========     ===========


                                              MIH LIMITED ANNUAL REPORT 1999  41

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

                                                               March 31,
                                                       ------------------------
                                                           1999          1998
                                                       (thousands)   (thousands)
                                                       -----------   -----------

15.   Deferred taxation

      The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred taxation liabilities and assets are summarized below:

      Deferred taxation liabilities
      Leased tangible assets                           $       --    $    1,097
      Purchased intangible fixed assets                         3         3,275
      Prepayments                                              --         1,995
      Subscriber base                                       7,082        13,472
      Intellectual property rights                          3,464            --
                                                       ----------    ----------
      Gross deferred taxation liabilities                  10,549        19,839
                                                       ----------    ----------
      Deferred taxation assets
      Purchased intangible fixed assets                        --         2,062
      Purchased tangible fixed assets                         302           350
      Accounts receivable and other assets                  4,992         1,387
      Accrued expenses and other current liabilities        7,050        23,791
      Program and film rights                                  72         3,113
      Leased tangible fixed assets                          2,939         2,881
      Deferred income                                       4,594         4,929
      Tax loss carry forwards                              33,033        36,156
                                                       ----------    ----------
      Gross deferred taxation assets                       52,982        74,669
                                                       ----------    ----------
      Net deferred taxation assets                         42,433        54,830
      Less: valuation allowance                           (42,553)      (58,105)
                                                       ----------    ----------
      Net deferred tax liabilities                     $     (120)   $   (3,275)
                                                       ==========    ==========

      The Company has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized, due to the historical operating losses incurred by the Company's operations and the timing limits on the tax loss carry-forwards that arose on these losses.


42  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                                                Year ended March 31,
                                                                     -----------------------------------------
                                                                        1999           1998           1997
                                                                     (thousands)    (thousands)    (thousands)
                                                                     -----------    -----------    -----------

16.   Net revenues

      Subscription revenues                                          $  442,734     $  404,479     $       --
      Decoder sales and repairs                                          71,998         63,082             --
      Technology                                                         63,911         12,781             --
      Other                                                              31,456         21,150             --
                                                                     ----------     ----------     ----------
                                                                     $  610,099     $  501,492     $       --
                                                                     ==========     ==========     ==========
17.   Financial results, net

      Dividend income                                                $    2,573     $    3,177     $       --
      Gain on disposal of investments                                        --          2,647             --
      Interest income                                                    10,328          7,898             --
      Exchange losses                                                      (556)        (6,049)            --
      Interest expense                                                  (21,423)       (13,161)          (107)
                                                                     ----------     ----------     ----------
                                                                     $   (9,078)    $   (5,488)    $     (107)
                                                                     ==========     ==========     ==========

18.   Income taxation

      Taxation
        Current                                                      $   (3,464)    $   (5,964)    $       --
        Deferred                                                          3,155         (1,606)            --
                                                                     ----------     ----------     ----------
      Charged against income                                         $     (309)    $   (7,570)    $       --
                                                                     ==========     ==========     ==========
      The difference between income taxation expense computed at statutory rates of the respective companies (35% average) and income taxation expense provided on results are as follows:

      Income taxation benefit at statutory rates                     $    3,615     $   19,631     $       --
      Unprovided timing differences                                     (11,798)       (22,080)            --
      Permanent differences
        Exempt income                                                    16,248             --             --
        Profit on sale of investments                                        --          1,692             --
        Profit on dilution of interest in associates                         --            315             --
        Non-deductible charges                                           (6,876)       (13,961)            --
        (Expenditure)/income of a capital nature                           (658)           156             --
        Other taxes                                                      (1,430)        (3,064)            --
        Change in taxation rates                                            590          9,741             --
                                                                     ----------     ----------     ----------
        Income taxation expense                                      $     (309)    $   (7,570)    $       --
                                                                     ==========     ==========     ==========


                                              MIH LIMITED ANNUAL REPORT 1999  43

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

18.   Income taxation (continued)

      The Company has tax loss carry-forwards of approximately $110.1 million. A summary of the tax loss carry-forwards at March 31, 1999 (in thousands) by tax jurisdiction, and the expiry dates is set out below:

                                       Africa      Mediterranean       Total
                                     ----------     -----------     -----------
      1999                           $    2,300     $     6,000     $     8,300
      2000                                2,300          22,500          24,800
      2001                                3,000           6,800           9,800
      2002                                1,400          14,200          15,600
      2003                                8,000          15,700          23,700
      Indefinite                         27,910              --          27,910
                                     ----------     -----------     -----------
                                     $   44,910     $    65,200     $   110,110
                                     ==========     ===========     ===========

      Tax loss carry-forwards of $17 million are only available for offset against future taxable income from the same category of income which created the loss.

      The ultimate outcome of additional taxation assessments may vary from the amounts accrued, however management of the Company believe that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

      Unprovided timing differences are timing differences that are expected to reverse within the carry-forward period of tax losses (note 3(k)) and are, therefore, effectively a valuation allowance.

19.   Discontinued operations

      1999

      With effect from November 24, 1998 the group discontinued the operations of TV/Com. The costs incurred relate to the termination of the operations.

      1998

      With effect from October 1, 1997 the Company sold its Internet-related businesses to M-Web, a related party, for $20.5 million, which was settled in cash and resulted in a surplus of $4.4 million. The Company accounted for the operating losses of the Internet-related business as discontinued operations for the period from May 1, 1997 to September 30, 1997. The $4.4 million surplus on this transaction was accounted for as a capital contribution.


44  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                   Year ended March 31,
                                          --------------------------------------
                                              1999         1998          1997
                                          (thousands)  (thousands)   (thousands)
                                          -----------  -----------   -----------

20.   Related party transactions

      The Company entered into transactions and has balances with a number of affiliated companies, including equity investees, shareholders and entities under common control. The transactions with affiliated companies are summarized in the following table:

      Income
        Transmission costs (a)            $    1,656   $     1,308   $        --
        Management fee (b)                       340            --            --
        Dividend (c)                           2,573         1,448            --
        Licensing and consulting fees (d)      2,270           956            --
        Interest income (e)                       --            --        11,916
                                          ----------   -----------   -----------
                                          $    6,839   $     3,712   $    11,916
                                          ==========   ===========   ===========

      Costs
        Channel of programming costs (f)  $  136,000   $   133,047   $        --
        Transmission costs (g)                28,784        23,854            --
        Licensing fees (h)                        --         2,671            --
        Directors' emoluments (i)              1,716            --            --
                                          ----------   -----------   -----------
                                          $  166,500   $   159,572   $        --
                                          ==========   ===========   ===========

      (a) Certain costs related to the lease and maintenance of signal distribution are charged on by the Company to one of its affiliated companies.

      (b)   Management fee charged by the company to UBC.

      (c)   Dividends received from M-Net/SuperSport.

      (d)   Licensing and consulting fees charged to affiliated companies.

      (e) Interest income relates to a loan from the Company to one of the subsidiaries of NetHold. Interest income on the loan has been included in equity results in joint ventures.

      (f) The Company purchases the right to transmit certain channels and programs from affiliated companies.

      (g) The Company is charged by an affiliate for services relating to the lease and maintenance of signal distribution equipment.

      (h) Licensing fees are charged by an affiliated company for the use of certain subscriber technology and software.

      (i) Total remuneration of the directors. A listing of the members of the board of directors is shown on page 58 of this annual report.


                                              MIH LIMITED ANNUAL REPORT 1999  45

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

                                                              March 31,
                                                     ---------------------------
                                                         1999            1998
                                                     (thousands)     (thousands)
                                                     -----------     -----------

20.   Related party transactions (continued)

      The balances of advances, deposits, receivables and payables between the Company and affiliates are:

      Receivables
        MIH Holdings Limited                         $     6,993     $     8,657
        OpenTV (1999: subsidiary)                             --             323
        Computicket                                           --             434
        UBC (1999: joint venture)                             --           3,872
        Myriad International Holdings BV                      --           1,498
        M-Web Holdings Limited                             1,786              --
        Orbicom (Proprietary) Limited                      5,442              --
                                                     -----------     -----------
                                                     $    14,221     $    14,784
                                                     ===========     ===========

      Payables
        M-Web Holdings Limited                       $        --     $     2,223
        M-Cell Limited                                        --             237
        M-Net/SuperSport                                  16,298          23,128
        Orbicom (Proprietary)Limited                          --             216
                                                     -----------     -----------
                                                     $    16,298     $    25,804
                                                     ===========     ===========


46  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

21.   Segment and geographic information

      The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its businesses by service/product and by geography. The Company's reportable business segments are management of television platforms and technology. The business segment relating to the management of television platforms is conducted in Africa and the Middle East, the Mediterranean and Thailand. The technology business segment consists of Irdeto, based in the Netherlands, and the Company's joint venture interest in OpenTV (subsidiary March 31, 1999) and TV/Com, based in the United States of America (United States). The Company's interests in OpenTV and the Middle East are accounted for by the equity method and are, therefore, included in equity results in joint ventures below.

      The accounting policies of the segments are identical to the accounting policies described in "Summary of Significant Accounting Policies".

1999                                    Management of
                                     television platforms           Technology
                             ------------------------------------   ----------
                               Africa                                                                                      Consoli-
                               and the     Mediter-                               Segmental                Reconciling      dated
                             Middle East    ranean       Thailand                   total      Corporate      items         total
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------   -----------
                             (thousands)  (thousands)  (thousands)  (thousands)  (thousands)  (thousands)  (thousands)   (thousands)
SALES
External sales                $ 409,203    $ 136,985    $      --    $  63,911    $ 610,099    $      --    $      --     $ 610,099
Inter-segment sales                  --          551           --        9,355        9,906           --       (9,906)           --
                              -----------------------------------------------------------------------------------------------------
Total revenue                 $ 409,203    $ 137,536    $      --    $  73,266    $ 620,005    $  (1,196)   $  (9,906)    $ 610,099
                              =====================================================================================================
RESULTS
Operating loss                $  (7,661)   $ (19,290)   $      --    $  (4,947)   $ (31,898)   $ (11,917)   $      --     $ (43,815)
Depreciation and
amortization(c)                 (28,808)     (18,667)          --       (3,690)     (51,166)        (224)          --       (51,390)
Amortization of program
and film rights                      --      (32,237)          --           --      (32,237)          --           --       (32,237)
Operating loss is stated
before the following items:
Exchange gains/(losses)           1,339        3,359           --       (1,516)       3,182       (3,738)          --          (556)
Dividend income                   2,573           --           --           --        2,573           --           --         2,573
Interest expense                (40,333)     (15,070)          --       (3,064)     (58,467)     (15,501)      52,545(a)    (21,423)
Interest income                   4,129          832           --        4,181        9,141       53,732      (52,545)(a)    10,328
Equity results in associates     (2,053)          --           --           --       (2,053)          --           --        (2,053)
Equity results in
joint ventures                   (1,885)          --      (32,694)      (6,640)     (41,219)          --           --       (41,219)
Income taxation/(benefit)           520        1,694           --       (2,155)          59          250           --           309

OTHER INFORMATION
Segment assets                  362,843      213,288      107,616      137,376      821,123      712,663     (757,559)(b)   776,227
Investments in equity
companies                        18,218           --       50,706           --       68,924           --           --        68,924
Other investments at cost         1,190           --           --           --        1,190           --           --         1,190
Segment liabilities             529,697      324,936           --       71,240      925,873      430,706     (757,559)(b)   599,020
Capital expenditure               5,091        4,495           --        1,766       11,352           --           --        11,352

      (a) Represents interest income and expenses on loans between group companies in different segments and corporate that eliminate on consolidation.

      (b) Represents adjustments to the assets and liabilities for the segments relating to inter-group loans which eliminate on consolidation.

      (c) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures and equity results in associates.


                                              MIH LIMITED ANNUAL REPORT 1999  47

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

21.   Segment and geographic information (continued)

1998                                       Management of
                                       television platforms    Technology
                                     -----------------------   ----------
                                       Africa                                                                           Consoli-
                                       and the      Mediter-                 Segmental                Reconciling        dated
                                     Middle East     ranean                    total      Corporate      items           total
                                     -----------  -----------  -----------  -----------  -----------  -----------     -----------
                                     (thousands)  (thousands)  (thousands)  (thousands)  (thousands)  (thousands)     (thousands)
SALES
External sales                        $ 382,308    $ 106,403    $  12,781    $ 501,492    $      --    $      --       $ 501,492
Inter-segment sales                          --           --        4,719        4,719           --       (4,719)             --
                                      ------------------------------------------------------------------------------------------
Total revenue                         $ 382,308    $ 106,403    $  17,500    $ 506,211    $      --    $  (4,719)      $ 501,492
                                      ==========================================================================================
RESULTS
Operating loss                        $  (4,901)   $ (26,626)   $  (3,035)   $ (34,562)   $  (8,165)   $      --       $ (42,727)
Depreciation and amortization (c)       (36,994)     (18,243)      (2,711)     (57,948)         (62)          --         (58,010)
Amortization of program and
film rights                                  --      (32,599)          --      (32,599)          --           --         (32,599)
Operating loss is stated before the
following items:
Exchange (losses)/gains                  (1,464)      (8,042)         672       (8,834)       2,785           --          (6,049)
Dividend income                              --           --           --           --        3,177           --           3,177
Interest expense                        (46,890)     (10,814)        (555)     (58,259)      (1,825)      46,923(a)      (13,161)
Gain on disposal of investments              --           --           --           --        2,647           --           2,647
Interest income                           3,078          474        1,647        5,199       49,001      (46,302)(a)       7,898
Equity results in associates             (2,783)          --           --       (2,783)          --           --          (2,783)
Equity results in joint ventures           (556)          --       (4,535)      (5,091)          --           --          (5,091)
Income taxation                              --       (1,658)      (2,777)      (4,435)      (3,135)          --          (7,570)

OTHER INFORMATION
Segment assets                          290,671      164,561      101,806      557,038      539,631     (450,614)(b)     646,055
Investments in equity companies          13,857           --        6,239       20,096           --           --          20,096
Other investments at cost                 3,080           --        1,004        4,084       52,840           --          56,924
Segment liabilities                     426,907      228,322       52,478      707,707      135,389     (450,614)(b)     392,482
Capital expenditure                      23,356        7,085        1,223       31,664           --           --          31,664

      (a) Represents interest income and expenses on loans between group companies in different segments and corporate that eliminate on consolidation.

      (b) Represents adjustments to the assets and liabilities for the segments relating to intergroup loans which eliminate on consolidation.

      (c) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures.

22.   Commitments and contingencies

      (a)   Loans

            MultiChoice Africa is required to lend a joint venture an amount not exceeding $1.5 million which represents 20% of a banking facility available to fund the acquisition of decoders.

      (b)   Program and film rights and decoders

            At March 31, 1999, the Company had entered into contracts for the purchase of program, film and related rights and decoders. The Company's commitments in respect of these contracts amount to $34.4 million (1998: $16.3 million) and $20 million (1998: $12.6 million), respectively.


48  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

22.   Commitments and contingencies (continued)

      (c)   Capital expenditure

            The Company had capital expenditure commitments as at March 31, 1999 and 1998 of $3.3 million and $17.5 million, respectively.

      (d)   Lines of credit

            At March 31, 1999 the Company had overdraft borrowing facilities of $56 million and guarantee line facilities of $17.5 million in an aggregate with various financial institutions.

      (e)   Loss insurance

            The Company does not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of its business operations.

      (f)   Guarantees

            At March 31, 1999 the Company had guarantees of $10.3 million in respect of office and line rental contracts. No losses are expected to arise from these arrangements.

            At March 31, 1999 the Company had various performance guarantees issued on behalf of its affiliates. These guarantees relate to obligations arising out of license agreements, the settlement of which there is currently no limit, is determined at the time of non-performance.

      (g)   Pledges and restrictions

            At March 31, 1999 the Company pledged tangible fixed assets of $0.2 million, receivables of $5.4 million and cash and cash equivalents of $3.8 million as security for certain lines of credit referred to in (d) above.

23.   Foreign currency management

      The currencies of the countries in which the Company operates are also the functional currencies. For these operations, all gains and losses from foreign currency transactions are included in current results. The cumulative translation effects for operations using functional currencies other than the US dollar are included in the foreign currency translation adjustment in shareholders' equity.

      The Company uses foreign currency forward exchange contracts, which typically expire within one year, to hedge payments of foreign currencies related to the purchase of goods and services in currencies other than the functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The Company had foreign exchange forward contracts on hand at March 31, 1999 hedging South African rand and Greek drachmae against the US dollar. The Company does not currently hold or issue derivative financial instruments for trading purposes.

      The contractual amounts, exchange rates and settlement dates of the outstanding contracts at March 31, 1999 are set out below:

                                 Contractual      Average
                                   amounts       exchange
                                 (thousands)       rates              Settlement dates
                                 -----------     --------      ------------------------------
Greek drachmae/US dollar          $   2,000       320.34       April 26, 1999 to May 25, 1999
South African rand/US dollar         67,385         6.31       April 6, 1999 to June 1, 2000


                                              MIH LIMITED ANNUAL REPORT 1999  49

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

24.   Fair value of financial instruments

      The carrying amount of cash and cash equivalents approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings. The value of forward exchange contracts is based on quoted market prices. A comparison of the carrying value and fair value of these instruments is as follows:

                                                 March 31, 1999                      March 31, 1998
                                           --------------------------         ---------------------------
                                            Carrying                           Carrying
                                              value        Fair value            value        Fair value
                                           (thousands)     (thousands)        (thousands)     (thousands)
                                           -----------     -----------        -----------     -----------
Assets:
  Cash and cash equivalents                $    56,099     $   56,099         $   153,412     $   153,412
  Receivables                                   93,007         93,007              81,227          81,227
  Marketable securities                          1,190          1,190              56,924         104,817
Liabilities:
  Payables and provisions                      232,867        232,867             250,613         250,613
  Short-term borrowings                        117,486        117,486              59,199          59,199
  Long-term debt                               248,547        248,547             248,547          79,395
Off-balance-sheet instruments
  Forward exchange contracts                    70,885         67,457              47,576          45,999

25.   Pension funds

      The Company has defined contribution plans covering employees of most of its subsidiaries. The Company's contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $3.7 million for 1999 (1998: $2.4 million).

26.   Post-retirement benefits

      MultiChoice Africa provides post-retirement benefits by way of medical aid contributions. At March 31, 1999 and 1998 the provision for benefits is $2.7 million and $3.8 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MultiChoice Africa to terminate the post-retirement medical aid benefits plan in exchange for an increase of MultiChoice Africa's annual contributions to the retirement benefit fund. The provision is released to operating results to match the additional contributions to the retirement benefit plan.


50  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                                March 31,
                                                        ------------------------
                                                            1999         1998
                                                        (thousands)  (thousands)
                                                        -----------  -----------

27.   Acquisition of subsidiaries, net of cash acquired

      Fair value of tangible assets:
      Fixed assets                                      $   (7,094)  $  (23,451)
      Investments and loans                                     --      (19,638)
      Current assets                                       (13,912)     (25,127)
      Current liabilities                                   16,752       40,865
      Long-term liabilities                                     --       16,928
      Minority interest                                        175           --
                                                        ----------   ----------
                                                            (4,079)     (10,423)
      Carrying value of equity investment                      107           --
      Goodwill                                             (47,810)     (31,223)
                                                        ----------   ----------
      Consideration                                        (51,782)     (41,646)
      Amounts owing in respect of investments acquired      37,282           --
      Cash acquired                                          1,255        7,735
                                                        ----------   ----------
      Net cash paid for acquisitions                    $  (13,245)  $  (33,911)
                                                        ==========   ==========

28.   Share capital

      On March 23, 1999 in anticipation of a public offering of securities by the Company, shareholders authorized an amendment to the Company's Articles of Association, whereby the Company's 22,789 ordinary shares with a par value of $1 each converted into 7,447,681 Class A Ordinary Shares with no par value and 30,787,319 Class B Ordinary Shares with no par value. The two classes of shares generally have the same rights, except that holders of Class B Ordinary Shares are entitled to three votes per share and holders of Class A Ordinary Shares are entitled to one vote per share. The conversion was accounted for as a stock split, therefore, all shareholders' equity and share data in these financial statements have been retroactively restated to reflect the conversion. Shareholders authorized a total of 167,778,303 Ordinary Shares divided into 103,468,878 Class A Ordinary Shares, 55,920,509 Class B Ordinary Shares and 8,388,916 Preference Shares with no par value.

      During April 1999, the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $174.7 million. Simultaneously with the completion of the public offering the $46.2 million note payable to Thomson converted into 2,581,775 Class A Ordinary Shares.

29. Differences between IAS and United States Generally Accepted Accounting Principles

      The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from accounting principles generally accepted in the United States (US GAAP).

      The only significant difference which affects the Company's results and shareholders' equity relates to the accounting for its investment in UBC. Under IAS the investment in UBC is carried at cost through June 30, 1998. In June 1998 the Company increased its shareholding in UBC to approximately 26.1% and, as a result, exercises significant influence in UBC. Under IAS the Company thereafter applies the equity method of accounting for UBC. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC determined under US GAAP. The initial investment in UBC occurred in March 1997 and the effect on the year ended March 31, 1997 is not material.


                                              MIH LIMITED ANNUAL REPORT 1999  51

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

                                                        Year ended March 31,
                                                    ----------------------------
                                                        1999            1998
                                                    -----------     ------------

I     Reconciliation of net loss and shareholders' equity
      (in thousands, except per share data):

      Net loss under IAS                            $   (68,839)    $   (63,802)
      US GAAP adjustment:
      Equity accounting for UBC                          (5,193)        (15,482)
                                                    -----------     -----------
      Net loss under US GAAP                        $   (74,032)    $   (79,284)
                                                    ===========     ===========
      Weighted average common shares outstanding     38,235,000      38,235,000
                                                    ===========     ===========
      Net loss per share under US GAAP              $     (1.94)    $     (2.07)
                                                    ===========     ===========
      Net loss under US GAAP consists of:
      Loss from continuing operations               $   (70,203)    $   (75,348)
      Discontinued operations                            (3,829)         (3,936)
                                                    -----------     -----------
      Net loss                                      $   (74,032)    $   (79,284)
                                                    ===========     ===========
      Per share amounts:
        Continuing operations                       $     (1.84)    $     (1.97)
        Discontinued operations                           (0.10)          (0.10)
                                                    -----------     -----------
      Net loss per share under USGAAP               $     (1.94)    $     (2.07)
                                                    ===========     ===========
      Reconciliation of shareholders' equity:
      Total shareholders' equity under IAS          $   176,683     $   253,573
      US GAAP adjustment:
      Equity accounting for UBC                         (29,930)        (24,883)
                                                    -----------     -----------
      Total shareholders' equity under US GAAP      $   146,753     $   228,690
                                                    ===========     ===========

II    Additional disclosure requirements

      (a)   Certain risks and concentrations

            The Company is exposed to certain concentrations of credit risk relating to its cash and current investments. The Company places its cash and current investments with high-quality institutions. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low-risk investment accounts. The Company has not experienced any losses on such accounts. As of March 31, 1999 cash and current investments were held with numerous financial institutions.

            The Company's digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, the Company receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations.

            Although the Company has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Company. Disruption of the transmissions of satellites could have a material adverse effect on the Company.


52  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

II    Additional disclosure requirements (continued)

      (b)   Stock-based compensation

            Through March 31, 1999 MIH management and employees participate in the Stock Option Plan (the Plan) of the Company's parent MIH Holdings Limited (MIHH). Under the Plan, MIHH may grant options to its employees for up to 26.4 million shares of MIHH's common stock. Stock options may be granted with an exercise price not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth year after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

                                                     1999                               1998
                                        -------------------------------    --------------------------------
                                                            Weighted                            Weighted
                                                             average                             average
                                                         exercise price                      exercise price
                                         Shares              (Rand)          Shares              (Rand)
                                        ---------        --------------    ---------         --------------
Outstanding at April 1, 1998 and 1997   3,514,976                 14.95      734,749                  10.40
Granted                                 2,467,690                 11.96    3,082,000                  15.79
Exercised                                (393,523)                13.56     (150,856)                 10.39
Forfeited                                (156,973)                16.15     (150,917)                 14.47
                                        ---------        --------------    ---------         --------------
Outstanding at March 31,1999 and 1998   5,432,170                 14.01    3,514,976                  14.95
                                        =========        ==============    =========         ==============

            The following table summarizes information about the stock options outstanding at March 31, 1999:

  Range of        Outstanding                         Weighted         Exercisable        Weighted
  exercise           as of          Remaining          average            as of            average
    price          March 31,    contractual life   exercise price       March 31,      exercise price
   (Rand)            1999            (years)           (Rand)             1999             (Rand)
-------------     -----------   ----------------   --------------      -----------     --------------
 5.60 - 10.00        500,526                7.93             8.58        146,106                 6.63
10.01 - 15.00      2,990,265                9.02            12.37        255,671                12.50
15.01 - 22.50      1,991,379                8.29            16.39

            For purposes of US GAAP, the Company applies Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                     Year ended        Year ended
                                                                   March 31, 1999    March 31, 1998
                                                                   --------------    --------------
(in thousands except for per share data)
Net loss                                  As reported              $     (68,839)   $      (63,802)
                                          Pro forma                      (70,079)          (64,678)
Net loss per share                        As reported                      (1.80)            (1.67)
                                          Pro forma                        (1,83)            (1.69)

            The weighted average grant date fair value of options granted during fiscal 1999 was R6.19. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during fiscal 1999, respectively: dividend yield of 0%; expected volatility of 30%; an expected risk-free interest rate of 14.9% and 12.7%, for 1998 and 1999, respectively; and an expected life of six years.

            On March 25, 1999, the Company established the MIH Limited Share Scheme under which it may award options for no more than 10% of the total number of Ordinary Shares.


                                              MIH LIMITED ANNUAL REPORT 1999  53

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

II    Additional disclosure requirements (continued)

      (c)   Restricted net assets

            The net assets of certain of MIH Limited's subsidiaries and associates are subject to regulatory restrictions with regard to the transfer of such assets to MIH Limited in the form of loans, advances or cash dividends without the consent of regulatory authorities. The restrictions primarily relate to foreign exchange control regulations in South Africa, which prescribe that South African residents and companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank. These exchange control regulations effectively prevent MIH Limited from receiving distributions from its South African subsidiaries, without regulatory approval. The total net assets of subsidiaries subject to such restriction as of March 31, 1999, amounts to approximately $70.3 million (1998: $120.5 million).

            The following are the condensed balance sheets and statements of operations and cash flow for MIH Limited as of March 31, 1999 and 1998 and the years then ended. Investments in subsidiaries, associated and joint venture companies are accounted for using the equity method of accounting.

            Balance sheets

                                                                                   March 31,
                                                                         ---------------------------
                                                                            1999            1998
                                                                         (thousands)     (thousands)
                                                                         -----------     -----------
                   ASSETS
Current assets
  Cash and cash equivalents                                              $     5,669     $    89,226
  Other receivables                                                            2,207              --
  Net amounts owing by related parties                                         4,525           5,370
                                                                         -----------     -----------
                                                                              12,401          94,596
Non-current assets
  Long-term investments                                                      299,801         225,400
                                                                         -----------     -----------
      Total assets                                                       $   312,202     $   319,996
                                                                         ===========     ===========

                 LIABILITIES
Current liabilities
  Current portion of long-term debt                                      $    33,012     $    23,984
  Accrued expenses and other current liabilities                              46,880          10,568
  Amounts owing to related parties                                            55,627              --
  Provisions                                                                      --          31,871
                                                                         -----------     -----------
      Total liabilities                                                      135,519          66,423
                                                                         -----------     -----------

            SHAREHOLDERS' EQUITY
Share capital                                                                589,552         589,552
Accumulated loss                                                            (382,386)       (313,547)
Foreign currency translation adjustment                                      (30,483)        (22,432)
                                                                         -----------     -----------
      Total shareholders' equity                                             176,683         253,573
                                                                         -----------     -----------
      Total liabilities and shareholders' equity                         $   312,202     $   319,996
                                                                         ===========     ===========


54  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

                                                                                        Year ended March 31,
                                                                                    ---------------------------
                                                                                       1999            1998
                                                                                    (thousands)     (thousands)
                                                                                    -----------     -----------
II    Additional disclosure requirements (continued)

      Statements of operations
      General and administrative expenses                                           $    (2,850)    $    (6,587)
      Financial results, net                                                             (4,181)          8,311
      Equity results in associates, joint ventures and subsidiaries                     (92,901)        (59,812)
      Profit on sale of joint venture                                                    31,093              --
                                                                                             --          (5,714)
                                                                                    -----------     -----------
      Net loss for the year                                                         $   (68,839)    $   (63,802)
                                                                                    ===========     ===========

      Statements of cash flow

      Net cash used in operating activities                                         $    (2,850)    $   (20,528)
                                                                                    -----------     -----------
      Disposal of investments                                                                --         269,222
      Acquisition of associates and subsidiaries                                        (76,214)       (103,474)
                                                                                    -----------     -----------
      Net cash used in investing activities                                             (76,214)       (165,748)
                                                                                    -----------     -----------
      Finance (cost)/income                                                              (4,181)          2,488
      Dividends paid                                                                         --         (51,816)
      Bank overdrafts repaid                                                                 --         (12,720)
                                                                                    -----------     -----------
      Net cash used in financing activities                                              (4,181)        (62,048)
                                                                                    -----------     -----------
      Net (decrease)/increase in cash and cash equivalents                              (83,245)         83,172
      Cash and cash equivalents at beginning of year                                     89,226           6,728
      Translation adjustment on cash and cash equivalents                                  (312)           (674)
                                                                                    -----------     -----------
      Cash and cash equivalents at end of year                                      $     5,669     $    89,226
                                                                                    ===========     ===========


                                              MIH LIMITED ANNUAL REPORT 1999  55

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

(CONTINUED)

II    Additional disclosure requirements (continued)

      (d)   Significant associates: summarized financial information

            The following are the summarized balance sheets and statements of operations for M-Net/SuperSport, as derived from its audited financial statements and converted to US dollars.

                                                          M-Net/SuperSport
                                                    ---------------------------
                                                              March 31,
                                                    ---------------------------
                                                       1999            1998
                                                    (thousands)     (thousands)
                                                    -----------     -----------
      Current assets                                $    55,419     $   157,300
      Non-current assets                                 70,815          74,325
                                                    -----------     -----------
      Total assets                                      126,233         231,625
                                                    -----------     -----------
      Current liabilities                                43,339         137,107
      Non-current liabilities                             5,944          29,586
                                                    -----------     -----------
      Total liabilities                                  49,283         166,693
                                                    -----------     -----------
      Total shareholders' equity                         76,951          64,932
                                                    -----------     -----------
      Total liabilities and shareholders' equity    $   126,233     $   231,625
                                                    ===========     ===========

                                                        Year ended March 31,
                                                    ---------------------------
                                                       1999            1998
                                                    (thousands)     (thousands)
                                                    -----------     -----------
      Net sales                                     $   231,060     $   216,971
      Operating profit                                   23,596          28,053
      Net profit                                         11,946          10,446

      (e)   Comprehensive income

                                                                          Year ended March 31,
                                                               ------------------------------------------
                                                                  1999            1998            1997
Net (loss)/profit                                              $  (68,839)    $   (63,802)    $   409,164
Foreign currency translation adjustment                            (8,051)        (32,461)         17,958
                                                               ----------     -----------     -----------
Comprehensive (loss)/profit                                    $  (76,890)    $   (96,263)    $   427,122
                                                               ==========     ===========     ===========


56  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

II    Additional disclosure requirements (continued)

      (f)   Recently issued accounting standards

            SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. It will be effective for the Company's financial statements for the year ended March 31, 2001 unless the required implementation date is postponed by the FSAB. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Management is currently assessing the impact of adopting this statement on its financial statements.

            In July of 1997 the International Accounting Standards Committee
            (IASC) issued International Accounting Standard (IAS) 1 (revised) "Disclosure of Accounting Policies". IAS 1 will be effective for the Company's financial statements for the year ending March 31, 2000. IAS 1 defines overall considerations for financial statements and prescribes the minimum structure and content of four basic financial statements (Balance sheet, Income statement, Cash flow statement, and Statement showing changes in equity), including certain information required on the financial statements. IAS 1 also addresses various issues in disclosures in financial statements. The Company believes that it has complied with the main provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

            The IAS has issued IAS 17 (revised 1997), "Leases", which supersedes IAS 17, "Accounting for Leases" and is operative for financial statements covering periods beginning on or after January 1, 1999. The changes from the original IAS 17 do not fundamentally alter the accounting treatments. The Company does not expect a material impact on its financial statements as a result of adopting IAS 17 (revised
            1997).

            In January 1998 the IASC issued IAS 19 (revised 1998) "Employee Benefits", which supersedes IAS 19 "Retirement Benefit Costs". It will be effective for the Company's financial statements for the year ending March 31, 2000. The revised standard applies a uniform accounting model to pension benefits and other short-term employee benefits such as compensated absences, as well as other post-employment benefits and termination benefits. It also requires disclosure of equity compensation benefits. IAS 19 (revised 1998) also changes certain key provisions with respect to defined benefit plans. For example, all companies must use the projected unit credit method to measure their pension expense and pension obligation. The Company is currently assessing the impact that this standard may have on the Company's financial statements.

            In June of 1998 the IASC issued IAS 35 "Discontinuing Operations". IAS 35 will be effective for the Company's financial statements for the year ending March 31, 2000. IAS 35 is a presentation and disclosure standard. It requires that enterprises follow the recognition and measurement principles in other IAS standards. The standard defines the situations in which disclosures must be made by the enterprise for a discontinuing operation. Appendices to IAS 35 also provide (a) illustrative disclosure and (b) guidance on how prior period information should be restated to conform to the presentation requirement of IAS 35. The Company believes that it has complied with the provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

            In June of 1998 the IASC issued IAS 36 "Impairment of Assets". IAS 36 will be effective for the Company's financial statements for the year ending March 31, 2001. IAS 36 establishes the procedures that an enterprise should apply to ensure that its assets are not overstated in the financial statements. It also prescribes the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss. Under IAS 36, an impairment loss should be recognized whenever the recoverable amount of an asset is less than its carrying amount. The Company is currently assessing the impact that this standard may have on its financial statements.


                                              MIH LIMITED ANNUAL REPORT 1999  57

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
DIRECTORATE AND ADMINISTRATION
--------------------------------------------------------------------------------

Directors

T Vosloo (chairman)
J P Bekker
V G Bray
A A Coetzee
J H W Hawinkels
S G Oldfield
S J Z Pacak
L R Penfold
W J Raduchel
A M Rosenzweig
J D T Stofberg (chief executive)


Audit Committee                                 Registered office

J P Bekker                                      Abbott Building
V G Bray                                        Road Town
S J Z Pacak                                     Tortola
                                                British Virgin Islands


Compensation Committee                          Registration number

T Vosloo                                        IBC 47572
J P Bekker


Secretary                                       www.mih.com

H Schibli
c/o Benfid Verwaltungs AG
Baarerstrasse 19
CH-6304 Zug
Switzerland


Auditors

PricewaterhouseCoopers Inc.


Transfer agent and registrar                    Paying agent

First Chicago Trust Company of New York         Meas Pierson N.V.
Mail Suite 4690                                 Rokin 55
PO Box 2532                                     PO Box 243
Jersey City                                     1 000 AE Amsterdam
New Jersey                                      Netherlands
07303-2532


58  MIH LIMITED ANNUAL REPORT 1999

                                                                           MIH
                                                                         -------
                                                                         LIMITED

--------------------------------------------------------------------------------
                                                NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN that the annual general meeting of members of the company will be held in the Mindport building, 56 Jupiterstraat, 2132 HD Hoofddorp, the Netherlands on Monday October 4, 1999 at 14:30, for the following purposes:

Resolutions

1. To receive and consider the annual financial statements for the year ended March 31, 1999, including the directors' report and the report of the auditors thereon.

2. To elect directors in the place of Messrs T Vosloo, J P Bekker, V G Bray, A A Coetzee, J H W Hawinkels, S G Oldfield, S J Z Pacak, L R Penfold, W J Raduchel, A M Rosenzweig and J D T Stofberg, who retire at the conclusion of this annual general meeting and, being eligible, offer themselves for re-election in terms of the company's Articles of Association for a term ending at the annual general meeting to be held

      o in the year 2000: Messrs J P Bekker, V G Bray, S G Oldfield and W J Raduchel

      o in the year 2001: Messrs A A Coetzee, S J Z Pacak, L R Penfold and A M Rosenzweig

      o     in the year 2002: Messrs J H W Hawinkels, J D T Stofberg and T
            Vosloo.

3. To appoint PricewaterhouseCoopers Inc. as auditors until the next annual general meeting.

4. To place, according to the terms of the Articles of Association of the company, the fixing of the emoluments of directors with respect to services to be rendered in any capacity to the company, under the control of the directors.

5. To place the unissued shares, for the time being, in the capital of the company, but excluding any shares for the issue of which specific authority has been granted to the directors, under the control of the directors, who may without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the company may by resolution of directors determine, subject to the provisions of the British Virgin Islands law, the Memorandum and Articles of Association and the rules and requirements of the Securities and Exchange Commission (SEC), the Nasdaq National Market ("Nasdaq") and the Amsterdam Stock Exchange (AEX).

Other business

6. To transact such other business as may be transacted at an annual general meeting.

The close of business on August 6, 1999 has been fixed as the record date for the meeting. All shareholders of record at that time are entitled to notice of and are entitled to vote in person or by proxy at the Annual Meeting of Shareholders and any adjournment or postponement thereof.

Each shareholder of the company who, being an individual, is present in person or, being a company, is present by a representative at the annual general meeting, is entitled, on a show of hands, to one vote. On a poll, each "A" ordinary shareholder of the company, whether present in


                                              MIH LIMITED ANNUAL REPORT 1999  59

  MIH
-------
LIMITED

--------------------------------------------------------------------------------
                                                NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

(CONTINUED)

person or by proxy, is entitled to one vote for each "A" ordinary share held or represented, and each "B" ordinary shareholder of the company, whether present in person or by proxy, is entitled to three votes for each "B" ordinary share held or represented.

Each shareholder of the company entitled to attend and vote at the annual general meeting may appoint one or more proxies (none of whom need be shareholder/s of the Company) to attend, speak and, on a poll, to vote in such shareholder's stead. The completion and lodging of a form of proxy will not preclude a member from attending, speaking and voting at the meeting to the exclusion of the proxy so appointed.

A form of proxy is enclosed with this notice.

The form of proxy should be completed and returned to the company's secretary (Mr Hans Schibli, Benfid Verwaltungs AG, Baarerstrasse 19, Postfach 4146, CH6304 Zug, Switzerland) to be received by no later than 14:30 on Friday October 1, 1999 or, shall be produced at the place appointed for the meeting one hour before the time for holding the meeting at which the person named on the form of proxy proposes to vote.

By order of the board


H Schibli
Company secretary

5 August 1999


60  MIH LIMITED ANNUAL REPORT 1999